As filed with the Securities and Exchange Commission on August 12, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENTRADA NETWORKS, INC.
(exact name of registrant as specified in its charter)

Delaware	3577	33-0676350
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. employer
of incorporation or organization)	Classification Code Number)	Identification No.)

5755 Oberlin Drive, Suite 204
San Diego, California 92121
(858) 597-1102
(Address, including zip code, and telephone number, including area code, of registrant's principal place of business and principal executive offices)

KANWAR J.S. CHADHA, Ph.D.
Chairman and Chief Executive Officer
Entrada Networks, Inc.
5755 Oberlin Drive, Suite 204
San Diego, California 92121
(858) 597-1102
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications to:
W. RAYMOND FELTON, ESQ.
Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
Metro Corporate Campus I
Post Office Box 5600
Woodbridge, New Jersey 07095
(732) 549-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation of Registration Fee

Title of each Class of Securities to be Registered	Number of Units/Shares to be Registered	Proposed Maximum Offering Price Share 1	Proposed Maximum Aggregate Offering Price 1	Amount of Registration Fee

Common Stock, par value $.001 per share	14,500,000	$0.12	$1,740,000	$220.46

----------------------
1  Estimated pursuant to Rule 457 based upon the average of the bid and asked price of the common stock on August 11, 2004 as reported on the OTCBB solely for the purpose of computing the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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SUBJECT TO COMPLETION DATED AUGUST      , 2004
PROSPECTUS

Entrada Networks, Inc.
14,500,000 Shares
Common Stock

This prospectus relates to the resale, from time to time, by the selling shareholders named in this prospectus, of up to14,500,000 shares of our common stock. We intend to issue up to 2,250,000 of these shares to two of the selling shareholders on or prior to the fifth day following the effective date of the registration statement of which this prospectus is a part. Thereafter, we may issue up to an additional 6,750,000 to the same shareholders. We may also issue up to a total of 5,500,000 shares to four selling shareholders upon their exercise of warrants to purchase shares of common stock.

We will not receive any of the proceeds from the sale of the shares sold pursuant to this prospectus, and we will bear certain expenses incident to their registration. The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. The price to the public for the shares and the proceeds to the selling shareholders will depend upon the market price of the securities when sold. See “Selling Shareholders” and “Plan of Distribution.”

Our common stock is quoted on the Over-The-Counter Bulletin Board (OTCBB) under the symbol "ESAN." On August 11, 2004, the average of the bid and asked price for our common stock was $0.12.

INVESTING IN COMMON STOCK INVOLVES RISK. BEFORE YOU INVEST, YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______ , 2004.

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SUMMARY INFORMATION

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully.

Unless the context otherwise requires, all references to “Entrada,” “the Company,” we,” “us” and “our” refer to Entrada Networks, Inc. Unless otherwise indicated, this prospectus assumes that any of our outstanding options or warrants have not been exercised into our shares of Common Stock.

Our Business. We are in the business of developing, marketing and selling products for the network connectivity industry, and we operate through three wholly owned subsidiaries. Our Torrey Pines Networks subsidiary is engaged in the development and commercialization of fully optical storage area network and metropolitan area network transport products. Torrey Pines Networks acquired all of the outstanding stock of Microtek Systems, Inc. on May 14, 2004. Microtek Systems is a provider of security, digital imaging, information infrastructures and storage solutions. Our Rixon Networks subsidiary designs, manufactures, markets, and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers. In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. Our Sync Research subsidiary designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad.

Our Industry. Our products address the connectivity needs for networked high bandwidth data communications. The networking industry has experienced increasing demand for products and services since the early 1990’s as companies discovered increasing value in connecting desktop devices through local and wide area networks. The emergence of the Internet as a cost-efficient data transport medium accelerated this movement and moved the revenue opportunity beyond the local area network to the metropolitan area network and wide area network environments. Our products address the demand for connectivity solutions in the traditional data networking markets plus the emerging market for storage area networking.

Our Strategy. During the last three years, we have increasingly focused on our Torrey Pines Networks’ product development efforts in the storage area network (SAN) and metropolitan network transport products marketplace. During fiscal 2004 we reevaluated and refocused our strategy as follows:

 Explore acquisition opportunities that fit into our existing technologies with emphasis on our SAN markets. We have retained the investment banking services of SBI USA, a division of First Securities USA, Inc. As part of this engagement, SBI USA is providing advisory services with respect to capital raising, mergers and acquisitions, and communications with the investment community. SBI USA has also initiated a program to raise further external financing in order to allow us to pursue our business plan. This will likely allow for acceleration of organic growth opportunities, especially in the storage area network transport product line where we are developing and marketing the Silverline™-CWDM product line, and will likely enable us to actively pursue acquisition opportunities to complement the current lines of business.

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    Commercialize Torrey Pines’ optical Silverline™ SAN and metropolitan area networks transport product line.
  Bring our Rixon operation back to profitability through increased sales efforts and reduced overhead.

  Maintain superior service and support for our Sync legacy products to sustain our recent profitable track record.

    Our Common Stock. Our shares of common stock are traded over the counter (OTCBB) under the symbol “ESAN.”

    Our Company. Entrada Networks, Inc. was incorporated in the State of Delaware in 1995. Our principal executive offices are located at 5755 Oberlin Drive, Suite 204, San Diego, California 92121. Our telephone number is (858) 597-1102. Our web site is www.entradanetworks.com. We do not intend the information found on our web site to be a part of this prospectus.

SELLING SHAREHOLDERS

SBI Brightline IV, LLC and Trilogy Investment Fund I, LLC. On November 25, 2003, we entered into a Stock Purchase Agreement with SBI Brightline IV, LLC and Trilogy Investment Fund I, LLC for the purchase of a total of 3,000,000 shares of our common stock at $0.20 per share for a total of $600,000 contingent upon the shares to be issued being registered for resale under the Securities Act. The Stock Purchase Agreement was amended on March 8, 2004 pursuant to the First Amendment to the Stock Purchase Agreement to require that closing occur within five (5) days of the effectiveness of this registration statement.

On May 14, 2004, the Company terminated the November 25, 2003 Stock Purchase Agreement and entered into new Stock Purchase Agreements with SBI Brightline IV LLC, and Trilogy Investment Fund I, LLC. Subject to the terms of the agreements, the Company will sell 1,500,000 shares of common stock to SBI Brightline IV and 750,000 shares of common stock to Trilogy Investment Fund I in the first tranche within 5 days following the effectiveness of the registration statement of which this prospectus is a part. Thereafter, the Company may issue and sell to SBI Brightline IV LLC and Trilogy Investment Fund I, and such entities shall purchase from the Company, up to a total of 6,675,000 shares of common stock in accordance with the tranche schedule below. The Company may elect to sell all or a part of the shares covered by the second, third and fourth tranches. The Company’s right to sell the shares under each agreement is subject to several conditions, which are described in the “Selling Security Holders” section below. In addition, SBI Brightline IV and Trilogy Investment Fund I have the right to terminate their obligation to purchase shares under their agreements upon the occurrence of certain events, which are also described in the “Selling Security Holders” section below. We are registering for resale the shares of common stock that may be issued under these agreements.

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The tranche schedule is as follows:

                TRANCHE SCHEDULE

Tranche	Number of Tranche Shares to be Purchased by SBI Brightline IV	Purchase Price	Number of Tranche Shares to be Purchased by Trilogy Investment Fund I	Purchase Price
First Tranche	1,500,000	$300,000 ($0.20 per share)	750,000	$150,000 ($0.20 per share)
Second Tranche	1,500,000	$412,500 ($0.275 per share)	750,000	$150,000 ($0.20 per share)
Third Tranche	1,500,000	$412,500 ($0.275 per share)	750,000	$206,250 ($0.275 per share)
Fourth Tranche	1,500,000	$450,000 ($0.30 per share)	750,000	$206,250 ($0.275 per share)
TOTAL	6,000,000	$1,575,000	3,000,000	$712,500

    SBI Advisors, LLC, SBI Brightline IV, LLC and Brightline Bridge Partners I, LLC. We are also registering 5,500,000 shares, 400,000 of which may be purchased by SBI Advisors, LLC, 50,000 of which may be purchased by Shelly Singhal, 25,000 of which may be purchased by Matt McGovern and 25,000 of which may be purchased by Jon Buttles pursuant to warrants we issued to them on February 5, 2004 with an exercise price of $0.35 per share. Of the remaining 5,000,000 shares, SBI Brightline IV, LLC may purchase 3,450,000 shares and Brightline Bridge Partners I, LLC may purchase 1,550,000 shares pursuant to warrant we issued to them on May 14, 2004. The exercise price for these warrants is $0.16 per share. All the warrants have a 3-year term.

Summary Selling Shareholders

Potential Common Shares from Tranche	Common Shares
SBI Brightline IV, LLC	6,000,000
Trilogy Investment Fund I, LLC	3,000,000
Potential Common Shares from Warrants
SBI Brightline IV, LLC	3,450,000
Brightline Bridge Partners I, LLC	1,550,000
SBI Advisors, LLC	400,000
Shelly Singhal	50,000
Matt McGovern	25,000
Jon Buttles	25,000

Total Shares	14,500,000

Other than the shares covered by this prospectus, none of the selling shareholders holds more than one percent (1%) of our common stock and none of the selling shareholders has ever held any position or office with us.

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The Offering

 Risk Factors. See the “Risk Factors” section beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Historical Financial Information. The following table presents summarized financial information as of and for the fiscal quarter ended April 30, 2004 and the fiscal years ended January 31, 2004, 2003 and 2002. You should read the table together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included later in this prospectus, and our consolidated financial statements and related notes beginning after page F-1 of this prospectus. This information is extracted from the consolidated financial statements presented elsewhere in this prospectus and in previous filings and should be read in conjunction therewith. All amounts are in thousands except for per share information.

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	For the Three Months Ended		For the Fiscal Year Ended
	April 30,		January 31,

	2004	2003	2004	2003	2002

	(Unaudited)	(Unaudited)
Operating Data:
Revenue
Product	$205	$2,386	$5,224	$12,243	$10,125
Services	175	322	997	1,388	3,138

Total Revenues	380	2,708	6,221	13,631	13,263
Selling and Marketing	78	197	456	830	3,438
Engineering, research and development	240	284	1,150	1,172	6,499
General & administrative expenses	403	453	1,457	2,139	4,035
Other operating expenses	-	60	341	480	1,741
Non-recurring one time charges	-	-	-	-	248

Total operating expenses	721	994	3,404	4,621	15,961
Net income (loss)	($737)	$233	($1,984)	$1,742	($7,249)
Net income (loss) per share	($0.05)	$0.02	($0.15)	$0.14	($0.66)
Weighted average shares outstanding	13,901	12,975	13,528	12,801	10,994

	As of April 30,		As of January 31,

	2004		2004	2003	2002

	(Unaudited)
Balance Sheet Data:
Current assets	$2,988		$3,277	$6,267	$7,301
Total assets	3,536		3,906	7,671	9,439
Current liabilities	1,390		1,107	2,761	6,174
Long-term liabilities	-		-	-	27
Stockholders' equity	2,146		2,799	4,910	3,238
Working capital	$1,598		$2,170	$3,506	$1,127

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RISK FACTORS

    This offering involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, it is likely that our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment. The risks described below address some of the factors that may affect our future operating results and financial performance. Please refer to our Form 10-K filed May 14, 2004 and our Form 10-QSB filed June 14, 2004 that includes additional risk factors.

    We may be unable to obtain additional funding on satisfactory terms, which could interfere with our existing and planned operations, dilute our shareholders or impose burdensome financial restrictions on our business. Historically, we have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. Although we have been able to generate some cash from our operating activities in the recent past, there is no assurance we will be able to continue to do so in the future.

    Economic conditions may cause declines in investor confidence in and accessibility to capital markets. Further, because our common stock is not listed on a national exchange, the ability of any potential or future investors to achieve liquidity from our common stock is limited, which could inhibit, if not preclude, our ability to raise additional working capital on a timely basis, in sufficient amounts or on terms acceptable to us.

Any future financing may cause significant dilution to existing shareholders. Any debt financing or other financing of securities senior to common stock would likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

If adequate funds are not available, we may also be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain this financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitiveness.

We have limited working capital. Our working capital is limited and we are constantly challenged in executing our business plan. Additionally, our working capital does not allow us to fund significant organic growth opportunities or to cope with unforeseen contingencies. Unless we are able to secure additional external financing, for which there can be no assurance, we could be constrained in pursuing new opportunities aggressively.

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    We have limited liquidity and resources. We have reevaluated and refocused our strategy in light of our current difficult financial condition. We believe that our strategy is viable and can be achieved. Nevertheless, unless we are able to improve revenue levels, cut further costs and raise additional capital to fund future operations, there can be no assurance that we will have sufficient liquidity and resources to successfully execute our plan.

    Our strategy to increasingly focus on the operations of Torrey Pines Networks and restore the operations of Rixon Networks to profitability involves risk and may not be successful. We have increasingly focused on the operations of Torrey Pines Networks’ and product development efforts in the Storage Area Network and metropolitan network transport products marketplace. We have also focused on restoring the operations of Rixon Networks to profitability. We may be unsuccessful with this strategy. We may be unsuccessful in commercializing our optical Silverline™ SAN and MAN transport product line and we may not be able to bring the operations of Rixon Networks back to profitability through increased sales efforts and reduced overhead.

We rely on a relatively limited number of customers, and the loss of any significant customer could materially and adversely affect our business and financial condition. Historically, we have derived a significant portion of our revenues and accounts receivables from a relatively limited number of customers. The loss of one or more of these customers, or their inability to pay for our products and services, could have a material and adverse effect on our operating and financial results. In fact, Cisco, our single largest customer discontinued purchasing from us an adapter card starting from the third quarter of the just ended fiscal year 2004. During the twelve months ended January 31, 2004, Cisco Systems accounted for approximately 56.7% of our consolidated net revenues.

    This has had a major impact on our revenues and operating results, and there is no expectation that the sales of this legacy product line will be restored to its former levels. The adapter card previously purchased by Cisco was scheduled to go out of production last year but had been kept in production at Cisco’s request while it qualified a replacement card.

    The inventory of raw materials and finished goods at hand exclusive to the adapter card shipments to Cisco amounts to approximately $0.3 million and is deemed necessary and/or sufficient for replacements in the field. Therefore, the impact on our inventory is not material.

Our industry is highly competitive, and we may not have the resources required to compete successfully. The market for network connectivity products and services and storage area network transport equipment is extremely competitive and we expect competition to continue to intensify in the future. Our primary competitors include Adaptec, Intel Corporation, Interphase, CNT, Vixel, ADVA, Ciena, TransMode, Pandatel, Finisar, and MRV Communications. We may also face competition from a number of other companies that have announced plans for new products to address the same problems that our products address. Many of our current and potential competitors have significantly greater resources, name recognition and customer relationships than us. In particular, established companies in the telecommunications equipment or computing industries may seek to expand their product offerings by designing and selling products using competitive technology that could render our products obsolete or have a material adverse effect on our revenue.

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We operate in a market where emerging companies enter the markets in which we are competing and new products and technologies are introduced. Increased competition may result in further price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business.

Our business will be seriously harmed if we are not able to develop and commercialize new or enhanced products. Our growth depends on our ability to successfully develop new or enhanced products. Our next generation of network management products and coarse wavelength division multiplexing products are under development. We cannot be sure whether these or other new products will be successfully developed and introduced to the market on a timely basis or at all. We will need to complete each of the following steps to successfully commercialize new products: complete product development, qualify and establish component suppliers, validate manufacturing methods, conduct extensive quality assurance and reliability testing, complete any software validation, and demonstrate systems interoperability.

If we do not develop these products in a timely manner, our competitive position and financial condition could be adversely affected.

In addition, as we introduce new or enhanced products, we must also manage the transition from older products to newer products. If we fail to do so, we may disrupt customer ordering patterns or may not be able to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Any failure to effectively manage this transition may cause us to lose current and prospective customers.

We maintain high levels of inventory with low turnover. We have historically maintained high levels of inventory to meet the output requirements of our customers over which we have little influence and to support our legacy products already in service. Many of our products require custom parts with long lead times and our inventory levels allow us to provide fast response to our customer needs. While we continually review our reserves for conservative valuations, significant changes in customer demand for our products could adversely and materially affect our business.

Except for the fiscal year ending January 31, 2003, we incurred net losses over the recent past and may experience future losses. We have incurred losses from continuing operation during the three months ended April 30, 2004 of $0.7 million and during the twelve months ended January 31, 2004 of approximately $2.0 million, and for the years ended January 31, 2002 and 2001 of $10.7 million and $17.7 million, respectively. We have financed these losses through a combination of debt issuances, bank lines of credit and security placements. However, there can be no assurance that our working capital requirements will not exceed our ability to generate sufficient cash to support our requirements and the needed capital will have to be obtained from additional external sources.

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Our future growth depends on our ability to attract new customers, and on our customers' ability to sell additional services to their own customers. Most of our potential customers evaluate our network connectivity and storage area products for integrated deployment in larger systems. There are a limited number of potential customers for our products. If we are not selected by a potential customer for particular system project, our business may be seriously harmed. Similarly, our growth depends on our customers' success in selling integrated solutions based on our products and complementary products from others. Our success will depend on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. Any failure of our current or prospective customers to purchase products from us for any reason, including a downturn in their business, would seriously harm our ability to grow our business.

The time that our customers and potential customers require for testing and qualification before purchasing our networking products can be long and variable, which may cause our results of operations to be unpredictable. Before purchasing our products, potential customers must undertake a lengthy evaluation, testing and product qualification process. In addition, potential customers require time-consuming field trials of our products. Our sales effort requires the effective demonstration of the benefits of our products to, and significant training of, potential customers. In addition, the timing of deployment depends on many factors, including the sophistication of a customer and the complexity and size of a customer's networks. Our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue, can often be longer than one year. The length and variability of our sales cycle is beyond our control and is affected by, among other things, our customers' build out and deployment schedules, our customers' access to product purchase financing, our customers' needs for functional demonstration and field trials, and the manufacturing lead time for our products. Because our sales cycles are long and variable, our results of operations may be unpredictable.

Our products may have errors or defects that we find only after deployment, which could seriously harm our business. Our products can only be fully tested after deployment. Our customers may discover errors or defects in our products, and our products may not operate as expected. If we are unable to fix errors or other problems that may be identified, we could experience loss of or delay in revenues and loss of market share, loss of customers, failure to attract new customers or achieve market acceptance, diversion of engineering resources, increased service and warranty costs, and legal actions by our customers. Any failure of our current or planned products to operate as expected could delay or prevent their adoption and seriously harm our business.

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If our products do not fully interoperate with our customers' systems, installations will be delayed or canceled or our products could be returned. Many of our customers require that our products be designed to interoperate with their existing networks, each of which may have different specifications and utilize a variety of protocols. Our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we are required to modify our product design to be compatible with our customers' systems to achieve a sale, it may result in a longer sales cycle, increased research and development expense and reduced margins on our products. If our products do not fully interoperate with those of our customers' networks, installations could be delayed, orders for our products could be canceled or our products could be returned, any of which could seriously harm our business.

If we fail to establish and successfully maintain strategic alliances, our business may be harmed. Strategic alliances are an important part of our effort to expand our revenue opportunities and technological capabilities. We cannot be certain that we will be able to enter strategic alliances on terms that are favorable to us. Our business may be harmed if we fail to establish and maintain strategic alliances.

Our business may be seriously harmed if we are unable to establish successful relationships with distributors and systems integrators. We believe that our future success is dependent upon our ability to establish successful relationships with a variety of distributors and systems integrators. As we expand domestically and internationally, we will increasingly depend on distributors and systems integrators. If we are unable to establish and expand these relationships, we may not be able to increase market awareness or sales of our products, which may prevent us from achieving and maintaining profitability.

Our business for storage area networking products may be seriously harmed if the market for storage area networking products does not develop as we expect. Our planned product offerings are focused on the needs of customers that service storage area networks. The market for storage area networking products is new, and we cannot be certain that a viable market for our products will develop or be sustainable. If this market does not develop, or develops more slowly than we expect, our business may be seriously harmed. Furthermore, the storage area networking industry is subject to rapid technological change and newer technology or products developed by others could render our products non-competitive or obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products would be significantly reduced and our business will be seriously harmed.

We depend upon contract manufacturers and any disruption in these relationships may cause us to fail to meet the demands of our customers and damage our customer relationships. We use contract manufacturers to manufacture and assemble our products in accordance with our specifications. We do not have long-term contracts with any of them, and none of them are obligated to perform services for us for any specific period or at any specified price, except as may be provided in a particular purchase order. We may not be able to effectively manage our relationships with these manufacturers and they may not meet our future requirements for timely delivery or provide us with the quality of products that we and our customers require.

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Each of our contract manufacturers also builds products for other companies. We cannot be certain that they will always have sufficient quantities of inventory available to fill our orders on a timely basis. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming and could result in a significant interruption in the supply of our products. If we are required to change contract manufacturers, we may suffer delays that could lead to the loss of revenue and damage our customer relationships.

We rely on a limited number of suppliers for some of our components, and our business may be seriously harmed if our supply of any of these components is disrupted. The major components of our products include circuit boards, microprocessors, chipsets, and memory components among other components. Most of these components are available from multiple sources. However, some components used in our products are obtained from single or limited sources and may from time to time be in short supply. We have from time to time experienced, and are experiencing, difficulty in obtaining some components. We do not have guaranteed supply arrangements with any of our suppliers, and we cannot assure you that our suppliers will continue to meet our requirements. Shortages of components could not only limit our production capacity but also could result in higher costs due to the higher costs of components in short supply or the need to use higher-cost substitute components. Significant increases in the prices of components could have a material adverse effect on our results of operations because we may not be able to adjust product pricing to reflect the increases in component costs. Also, an extended interruption in the supply of components or a reduction in their quality or reliability would have a material adverse effect on our financial condition and results of operations by impairing our ability to timely deliver quality products to our customers. Delays in deliveries due to shortages of components or other factors may result in cancellation by our customers of all or part of their orders. Although customers who purchase from us products that are not readily available from other sources would be less likely than other customers of ours to cancel their orders due to production delays, we cannot assure you that cancellations will not occur.

The availability of many of these components to us is dependent in part by our ability to provide suppliers with accurate forecasts of our future requirements. In the event of a disruption in supply or if we receive an unexpectedly high level of purchase orders, we may not be able to develop an alternate source in a timely manner or at favorable prices. Any of these events could hurt our ability to deliver our products to our customers and negatively affect our operating margins. In addition, our reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Any such disruption in supply would seriously impact our present and future sales.

In addition, we have from time to time received from manufacturers "last buy" notices that indicate that one or more components that we incorporate into our products will be discontinued.
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 If we are unable to participate in a last buy or are unable to purchase an adequate quantity of last buy components to cover our needs until the time, if any, that we are able to find an appropriate substitute component that works with the current design of our product or to redesign our product to allow for use of a substitute component, we may have to eliminate the product from our product line. We believe that with respect to many of our single source components, we could obtain similar components from other sources. However, in response to past last buy notices, we have been working to alter product designs on some of our products to allow us to use alternative components. We cannot assure you that we will be successful in our redesign of these products or that we will not experience difficulties associated with future last buys. Further, we cannot assure you that future severe shortages of components that could increase the cost or delay the shipment of our products will not occur.

We may be unable to protect our intellectual property, which could limit our ability to compete. We hold nine patents and have two patents pending for our Silverline™ product design. Although we attempt to protect our intellectual property rights through patents, trademarks, and copyrights, by maintaining certain technology as trade secrets and by other measures, we cannot assure you that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged; that such intellectual property rights will provide competitive advantages to us; or that any of our future patent applications, if any, will be issued with the scope of the claims sought by us, if at all. We cannot assure you that others will not develop technologies that are similar or superior to our technology, or that our competitors will not duplicate our technology or “design around” the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or intend to do business in the future.

We believe that the future success of our business will depend on our ability to translate the technological expertise and innovation of our personnel into new and enhanced products. We cannot assure you that the steps taken by us will prevent misappropriation of our technology. In the future, we may take legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business and operating results.

We could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may be a party to litigation in the future to protect our intellectual property or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves, and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Additionally, any claims and lawsuits, regardless of their merits, would likely be time-consuming and expensive to resolve and would divert management time and attention.

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Any claims of infringement of the intellectual property of others could also force us to do one or more of the following: stop selling, incorporating or using our products that use the challenged intellectual property; obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which may not be available to us on reasonable terms, or at all; or redesign the infringing products that use such technology. If we are forced to take any of the foregoing actions, our business may be seriously harmed.

The markets that our products address are governed by regulations and evolving industry standards. The market for our products is highly regulated and industry standards are intensive, with many standards evolving as new technologies are deployed. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories. In addition, there are industry standards established by various organizations such as Fibre Channel Industry Association, American National Standards Institute, and Internet Engineering Task Force. We design our products in an effort to comply with those industry standards so that each particular product can be accepted by its intended customer and we are not aware of any standards based product modifications that are currently required. To the extent non-compliance with such standards has a detrimental effect on customer acceptance, we must address such non-compliance in the design of our products. Standards for new services and network management are still evolving. However, as the standards evolve, we will be required to modify our products or develop and support new versions of our products. The failure of our products to comply or delays in compliance could materially and adversely affect our business, operating results and financial condition.

Our future revenues are unpredictable and our financial results may fluctuate. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as the cancellation or postponement of orders, the timing and amount of significant orders from our largest customers, our success in developing, introducing and shipping product enhancements and new products, the mix of products we sell, new product introductions by competitors, pricing actions taken by us or our competitors, the timing of delivery and availability of components from suppliers, changes in material costs and general economic conditions.

Our business may be adversely affected by competitive pressures, which we must react to. The industry we compete in is characterized by declining prices of existing products. Therefore continual improvements of manufacturing efficiencies and introduction of new products and enhancements to existing products are required to maintain gross margins. In response to customer demands or competitive pressures, or to pursue new product or market opportunities, we may take certain pricing or marketing actions, such as price reductions, volume discounts, or provisions of services at below market rates. These actions could materially and adversely affect our business, operating results and financial condition.

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If we are unsuccessful in our efforts to take advantage of distribution channels for our products, sales of our products may decline or fail to increase. We channel many of our products through a network of distribution outlets. We are continuing to develop and solidify our relationships with certified resellers, distributors and system integrators, many of which are part of a worldwide distribution network. To the extent we are unsuccessful in our efforts to create or maintain an adequate quality and quantity of these relationships, sales of our products may decline or fail to increase as we work to establish effective channels to market.

We rely heavily on our management and board of directors, and the loss of any of their services could materially and adversely affect our business. Our success is highly dependent upon the continued services of key members of our management and board of directors, including our Chairman of the Board, Chief Executive Officer and President, Dr. Kanwar J.S. Chadha, Vice Chairman and Chief Financial Officer, Dr. Davinder Sethi, and Mr. James Dziak, President of Microtek. The loss of Dr. Chadha, Dr. Sethi or Mr. Dziak or one or more other key members of our management or board of directors could have a material adverse effect on us because each of these individuals has experience and skills upon which we draw heavily in our day-to-day operations and/or strategic planning activities. We do not maintain key-man life insurance policies on any member of management. Our ability to pay cash compensation to retain key members of our management and board of directors is limited by our cash flows.

Our common stock price is subject to significant volatility, which could result in substantial losses for investors. The stock market as a whole and individual stocks historically have experienced extreme price and volume fluctuations, which often have been unrelated to the performance of the related corporations. During the fiscal quarter ended April 30, 2004 the high and low closing sale prices of our common stock were $0.32 and $0.15, respectively and for the fiscal year ended January 31, 2004, the high and low closing sale prices of our common stock were $0.40 and $0.11, respectively. The market price of our common stock may exhibit significant fluctuations in the future in response to various factors, many of which are beyond our control and which include:

•   Variations in our quarterly operating results, which variations could result from, among other things, changes in the needs of one or more of our customers;
•   Changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•   Economic conditions specific to the industries in which we operate;
•   Announcements by us or our competitors of new or enhanced products, technologies or services or significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;
•   Regulatory developments;
•   Additions or departures of key personnel; and
•   Future sales of our common stock or other debt or equity securities.

If our operating results in future quarters fall below the expectations of market makers, and investors, the price of our common stock likely will decline, perhaps substantially. In the past, securities class action lawsuits have often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar lawsuits. Securities lawsuits could result in substantial costs and liabilities and could divert management's attention and resources. Consequently, the price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you.

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Shares of our common stock eligible or to become eligible for public sale could adversely affect our stock price and make it difficult for us to raise additional capital through sales of equity securities. As of July 31, 2004, we had outstanding 15,430,076 shares of common stock, a substantial portion of which were unrestricted, were eligible for resale under Rule 144 of the Securities Act of 1933, or were registered for resale or issued with registration rights. Disregarding beneficial ownership limitations that apply to some holders of our derivative securities, as of July 31, 2004, we also had outstanding options and warrants that were exercisable for or convertible into approximately 9,158,915 shares of common stock, nearly all of which were issued with registration rights. Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price for our common stock. Any adverse effect on the market price for our common stock could make it difficult for us to sell equity securities at a time and at a price that we deem appropriate.

    Because our stock is not listed on a national securities exchange, you may find it difficult to dispose of or obtain quotations for our common stock. Our common stock trades under the symbol "ESAN" on the OTC Bulletin Board. Because our stock trades on the OTC Bulletin Board rather than on a national securities exchange, you may find it difficult to either dispose of, or to obtain quotations as to the price of, our common stock.

Because we are subject to the “Penny Stock” rules, the level of trading activity in our stock may be reduced. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks, like shares of our common stock, generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on Nasdaq). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including statements in the “Risk Factors,” “Our Business,” and Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but rather reflect current expectations concerning future results and events. Words such as “believes,” “expects,” “intends,” “plans,” “anticipates,” “likely,” “will” and similar expressions identify such forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including those set forth in the “Risk Factors” section of this prospectus, some of which are beyond our control that could cause actual results to differ materially from those forecast or anticipated in such forward-looking statements. These factors include, but are not limited to, the technical and commercial success of our current and future products, reliance on vendors and product lines, competition, performance of new products, performance of affiliates and their future operating results, our ability to establish successful strategic alliances, quarterly and seasonal fluctuations, dependence on senior management and possible volatility of stock price. These factors are discussed generally in greater detail under the caption “Risk Factors” in this prospectus.

We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks and uncertainties are described in the preceding section. We specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of shares registered for sale in this offering. We will receive proceeds from the sale of shares to SBI Brightline IV, LLC and Trilogy Investment Fund I, LLC pursuant to the Stock Purchase Agreements with each of them. We will also receive proceeds upon the exercise of the warrants issued to SBI Advisors, LLC, Shelly Singhal, Matt McGovern, Jon Buttles, SBI Brightline IV and Brightline Bridge Partners I, LLC. We expect to use such proceeds for retiring the bridge loans, working capital, acquisitions, and for other general corporate purposes, including research and product development.

SELLING SECURITY HOLDERS

We are registering a total of 14,500,000 shares of our common stock, up to 9,450,000 of which may be offered by SBI Brightline IV, LLC, up to 3,000,000 of which may be offered by Trilogy Investment Fund I, LLC, up to 400,000 of which may be offered by SBI Advisors, LLC, up to 50,000 of which may be offered by Shelly Singhal, and up to 25,000 of which may be offered by each of to Matt McGovern and Jon Buttles, and up to 1,550,000 of which may be offered by Brightline Bridge Partners I, LLC. Pursuant to the terms of a Stock Purchase Agreement between us and SBI Brightline IV dated as of May 14, 2004, we will issue 1,500,000 shares of common stock to SBI Brightline IV in the first tranche within 5 days of the date on which the registration statement of which this prospectus is a part is declared effective. Thereafter, we will have the right to sell to SBI Brightline IV up to an additional 4,500,000 shares of common stock in up to three additional tranches. Pursuant to the terms of a Stock Purchase Agreement between us and Trilogy Investment Fund I dated as of May 14, 2004, we will issue 750,000 shares of common stock to Trilogy Investment Fund I in the first tranche within 5 days of the date on which the registration statement of which this prospectus is a part is declared effective. Thereafter, we will have the right to sell to Trilogy Investment Fund I up to an additional 2,250,000 shares of common stock in up to three additional tranches. The Company may elect to sell all or a part of the shares covered by the second, third and fourth tranches. The Company’s right to sell the shares under each agreement is subject to several conditions, including:

•    the representations and warranties by the Company in the agreement being true and correct on and as of the applicable closing date, except for the representations and warranties made as of particular date, which need be true and correct only as of such date;

•    the Company’s compliance with all of the agreements and satisfaction of all of the conditions to be performed or satisfied under the agreement;

•    the Company’s delivery to the purchaser of an officer’s certificate, certified copies of resolutions of the Company’s board of directors authorizing the performance and execution of the agreement, a certified copy of the Company’s bylaws and a certified copy of the Company’s certificate of incorporation;

•   this registration statement having been declared effective and not having been withdrawn, no stop order suspending the effectiveness of the registration statement being in effect and no proceedings for the suspension of the effectiveness of the registration statement having been instituted or threatened by the SEC;
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•    the Company’s delivery of a legal opinion to the purchaser with regard to the matters identified in the agreement;

•    no occurrence of a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the Company or any of its subsidiaries;

•    the Company’s receipt of states securities law or “blue sky” clearance for the sale of the shares in the states specified in writing by the purchaser, subject to exceptions;

•    no Blackout Period (as defined in the agreement) being in effect;

•    each director, executive officer and 5% shareholder of the Company having entered into a lock-up agreement in form and substance satisfactory to the purchaser; and

•    the beneficial ownership of the purchaser not exceeding the beneficial ownership limitation set forth in the agreement after giving effect to the purchaser’s purchase of the shares in question.

In addition, SBI Brightline IV and Trilogy Investment Fund I each have the right to terminate their obligation to purchase shares under their agreement with the Company upon the occurrence of one or more of the following:

•    the Company’s default in any material respect in the performance of any covenant or agreement under the agreement which continues for more than 3 business days following written notice of the default from the purchaser;

•    the Company’s representations and warranties in the agreement not being true and correct in all material respects at any time, except for the representations and warranties made as of particular date, which need be true and correct only as of such date;

•    the Company’s merger or consolidation with any person, the Company’s reorganization or its sale of all or substantially all of its assets, or the Company’s entering into any agreement contemplating the same;

•    the closing of the purchase and sale of the shares not being completed by July 31, 2004;

•    the lock-up agreement being breached by any director, officer or 5% shareholder;

•    the Company’s issuance or agreement to issue shares of common stock at a purchase price or issuance or agreement to issue stock equivalents with an exercise or conversion price less than the highest price at which the shares are to be sold in accordance with the tranche schedule below;
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•    the Company’s declaration or payment of any dividend or distribution to its shareholders or purchase or redemption of any common stock; or

•    the Company’s failure to retain an investor relations firm satisfactory to the purchaser in its sole and absolute discretion or failure to continue to retain an investor relations firm satisfactory to purchaser in its sole and absolute discretion the sale of the shares covered by the fourth tranche.

SBI Advisors, LLC may purchase up to 400,000 shares of common stock pursuant to a warrant we issued to SBI Advisors, Matt McGovern and Jon Buttles each may purchase up to 25,000 shares of common stock and Shelly Singhal may purchase up to 50,000 shares of common stock pursuant to a warrants we issued to them, and SBI Brightline IV may purchase up to 3,450,000 shares of common stock pursuant to a warrant we issued to SBI Brightline IV on May 14, 2004, and Brightline Bridge Partners I may purchase up to 1,550,000 shares of common stock pursuant to a warrant we issued to Brightline Bridge Partners I on May 14, 2004.

Other than the shares covered by this prospectus, none of SBI Brightline IV, Trilogy Investment Fund I, Brightline Bridge Partners I, SBI Advisors, Mr. Singhal, Mr. McGovern or Mr. Buttles hold more than one percent (1%) of our common stock. None of these selling shareholders or any of their affiliates has ever held any position or office with us.

The following table sets forth information for the shares being registered hereunder, with respect to the shares acquired or which may be acquired by the selling shareholders under the terms of our agreements with them. We do not know the total number of shares that SBI Brightline IV, Trilogy Investment Fund I, Brightline Bridge Partners I, SBI Advisors, Mr. Singhal, Mr. McGovern or Mr. Buttles will purchase. Nor do we know when or in what amounts the selling shareholders will offer shares for sale, if at all. The selling shareholders may sell any or all of the shares included in and offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling shareholders after completion of this offering. However, for purposes of this table, we have assumed that SBI Brightline IV, Trilogy Investment Fund I, Brightline Bridge Partners I, SBI Advisors, Mr. Singhal, Mr. McGovern and Mr. Buttles will purchase a total of 14,500,000 shares and that the selling shareholders will sell all of the shares subject to this prospectus.

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Name of Selling Shareholder	Shares of Common Stock Owned Prior to Offering (1)	Number of Shares to be Offered for Sale	Number of Shares of Common Stock Owned after Offering

SBI Brightline IV, LLC (2)	9,450,000	9,450,000	0
Trilogy Investment Fund I, LLC (3)	3,000,000	3,000,000	0
Brightline Bridge Partners I, LLC(4)	1,550,000	1,550,000	0
SBI Advisors, LLC (5)	400,000	400,000	0
Matt McGovern	25,000	25,000	0
Jon Buttles	25,000	25,000	0
Shelly Singhal	50,000	50,000	0

(1)   Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The selling shareholders have sole voting power and investment power with respect to all shares listed as owned by each selling shareholder.

(2)   SBI Brightline IV, LLC is controlled by SBI USA, LLC, which is in turn controlled by Shelly Singhal and John Wang. SBI USA and Messrs. Singhal and Wang may be deemed to share the beneficial ownership of securities owned by SBI Brightline IV, LLC. SBI USA, LLC is associated with, but is not owned or controlled by First Securities USA, LLC, a registered broker-dealer. First Securities USA, LLC has agreed to exercise regulatory supervision over SBI USA, LLC with respect to matters related to securities regulation. SBI Brightline IV, LLC will acquire the securities offered by means of this prospectus in the ordinary course of its business. SBI Brightline IV, LLC had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time it entered into the agreement to purchase the securities and at the time it received the warrant.

(3)    Trilogy Investment Fund I, LLC is controlled by Alfonso J. Servantes. Mr. Servantes may be deemed to share the beneficial ownership of securities owned by Trilogy Investment Fund I, LLC. Trilogy Investment Fund I, LLC is not an affiliate of a broker-dealer. Trilogy Investment Fund I, LLC acquired the securities offered by means of this prospectus in the ordinary course of its business. At the time of the purchase of the securities to be resold, Trilogy Investment Fund I, LLC had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(4)    Brightline Bridge Partners I, LLC is controlled by Shelly Singhal and Jon Buttles. Messrs. Singhal and Buttles may be deemed to share the beneficial ownership of securities owned by Brightline Bridge Partners I, LLC. Brightline Partners I, LLC will acquire the securities offered by means of this prospectus in the ordinary course of its business. At the time of its receipt of the warrant, Brightline Partners I, LLC had no agreements or understandings, directly or indirectly, with any person to distribute the securities it may receive in the event it exercises the warrant.

(5)   SBI Advisors, LLC is controlled by John Wang and Shelly Singhal. Messrs. Wang and Singhal may be deemed to share the beneficial ownership of securities owned by SBI Advisors. SBI Advisors will acquire the securities offered by means of this prospectus in the ordinary course of its business. At the time of its receipt of the warrant, SBI Advisors had no agreements or understandings, directly or indirectly, with any person to distribute the securities it may receive in the event it exercises the warrant.

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PLAN OF DISTRIBUTION

We have been advised that there are no underwriting arrangements with respect to the shares being offered. The selling shareholders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time directly, or through one or more underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. If the shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses (crosses are transactions in which the same broker acts as an agent on both sides of the trade) or block transactions:

•   on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•   in the over-the-counter market;

•   in transactions otherwise than on these exchanges or services or in the over-the-counter market,

•   through the writing of options, whether such options are listed on an options exchange or otherwise, or

•   through the settlement of short sales.

In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

    The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus.

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The selling shareholders also may transfer, pledge or donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus. Upon our being notified by a selling shareholder that a donee or a pledgee intends to sell more than 5,000 shares, we will file a supplement to this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed, which will disclose:

•   The name of the selling shareholder and any participating underwriters, broker-dealers or agents;
•   The aggregate amount and type of securities being offered;
•   The price at which the securities were sold and other material terms of the offering;
•   Any discounts, commissions, concessions or other items constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and
•   That the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

We cannot assure you that any selling shareholder will sell any or all of the shares registered pursuant to the registration statement of which this prospectus forms a part. The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

On July 31, 2004, our directors and executive officers were:

Name	Age	Position
Kanwar J.S. Chadha	57	Chairman, President, Chief Executive Officer, Director
Davinder Sethi	56	Vice Chairman, Chief Financial Officer, Director (i)
Leonard Hecht	67	Director (ii)(iii)
Rohit Phansalkar	58	Director (ii)(iv)
Raymond Ngan	30	Director (ii)

(i) Member of Compensation Committee, (ii) Member of Audit and Compensation Committees, (iii) Chairman of Audit Committee, (iv) Chairman of Compensation Committee

Dr. Kanwar J.S. Chadha, Chairman, President, Chief Executive Officer and Director, has an agreement dated December 1, 2000, that provides for the immediate vesting of options, and for the Company’s loan of funds to Dr. Chadha for the purposes of exercising such options, in the event of a change in control of Entrada. We have entered into an employment agreement with Dr. Chadha that runs through April 14, 2008 and an employment agreement with Dr. Davinder Sethi, our Chief Financial Officer, that runs through October 31, 2005.

Dr. Kanwar J.S. Chadha, 57, has served as our President and Chief Executive Officer of Entrada since April 2000. He was elected as a director on August 31, 2000 and elected Chairman on September 28, 2001. He joined AT&T Bell Laboratories in February 1973 as a Member of Technical Staff and served as a systems engineer and principal software designer for the AMPS trial system. As a Supervisor at AT&T Bell Laboratories from August 1977 to August 1980, Dr. Chadha was responsible for the development of various software systems. As a Department Head at AT&T Bell Laboratories from August 1980 to January 1987, he managed the development of cellular phone technologies, MERLIN phone system, Applications Processor, Videotex system, and System 25 PBX. Dr. Chadha was a co-founder of WaterBazaar.com e-portal. Dr. Chadha was also a founder of ERPL, Inc., a firm that specializes in the development of embedded software systems, enterprise and manufacturing resource planning software systems, and that provides business-to-business e-marketplace systems solutions and development. From 1988 to 1999, Dr. Chadha ran his own private businesses in the graphic arts arena. Dr. Chadha holds a B.E. (Hons) in Electrical Engineering from Thapar Institute of Technology, Punjab, India, a M.A.Sc. in Control Systems from the University of Toronto, Ontario, Canada, and a Ph.D. in Systems Engineering from Case Western Reserve University, Cleveland, Ohio. Dr. Chadha is a first cousin of Dr. Davinder Sethi, one of our directors.

Leonard N. Hecht, 67, has served as one of our directors since August 31, 2000 and as our Chairman from September 2000 until August 2001. Mr. Hecht is a member of our Audit and Compensation Committees and is the Chairman of the Audit Committee. Mr. Hecht had served as Executive Vice President of Sorrento Networks, Inc. from August 2000 until January 2001 and as one of its directors from June 1996 to January 2001. Since 1994, he has been President of Chrysalis Capital Group, an investment banking company specializing in mergers, acquisitions and financings that he founded. From 1987 to 1993, Mr. Hecht was Managing Director of the Investment Banking Group and head of the Technology Assessment Group of Houlihan Lokey Howard & Zukin, a financial advisory firm. From 1984 to 1987, Mr. Hecht was the Vice Chairman of the Board and Chief Executive Officer of Quantech Electronics Corp., a diversified publicly held electronics company. Prior to joining Quantech, Mr. Hecht was a founding principal of Xerox Development Corporation, a wholly owned subsidiary of the Xerox Corporation. Xerox Development Corporation was active in strategic planning, mergers and acquisitions, divestitures, licensing, joint ventures and venture investing for the Xerox Corporation. Mr. Hecht has served on the board of many private and public companies.

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Rohit Phansalkar, 58, has served as one of our directors since August 31, 2000. He is a member of our Audit and Compensation Committees and is the Chairman of the Compensation Committee. Mr. Phansalkar was the Chairman and Chief Executive Oficer of Sorrento Networks Corporation from July to September 2000. He was a partner of Anderson Weinroth & Co. LP from February 1998 to June 2000. Prior to that, Mr. Phansalkar was the co-founder, Vice Chairman and Chief Executive Officer of Newbridge Capital, a firm dedicated to making private equity investments in India. From 1993 to 1996, Mr. Phansalkar was a Managing Director of Oppenheimer & Co., where he was the head of the Energy Finance Group. Mr. Phansalkar was the founding Chairman of The India Fund, a $510 million closed-end fund listed on the NYSE. Prior to joining Oppenheimer, Mr. Phansalkar was a Managing Director of Bear Stearns & Co. He is a director of Zip Global Networks, and Xius Technologies. Mr. Phansalkar received a BS in engineering from Michigan Technological University and a MBA from Harvard Graduate School of Business.

Dr. Davinder Sethi, 56, has served as our Chief Financial Officer since November 1, 2001. He has been a director of Entrada since September 2000. He is a member of our Compensation Committee. He was elected our Vice Chairman on November 19, 2001. Dr. Sethi was an independent advisor in the fields of information technology and finance. He was Chairman and Chief Executive Officer of iPing, Inc., and was a Director and Senior Advisor to Barclays de Zoete Wedd. In addition, Dr. Sethi spent seven years at Bell Laboratories in operations research and communications network planning and seven years in corporate finance at AT&T. Dr. Sethi holds a Ph.D. and M.S. in Operations Research, Economics and Statistics from the University of California, Berkeley, and is a graduate of the Executive Management Program at Penn State. Dr. Sethi also serves on the Board of Directors of Pamet Systems, Inc. and WorldWater Corporation. Dr. Sethi is a first cousin of Dr. Chadha, our Chairman, President and Chief Executive Officer and one of our Directors.

Dr. Raymond Ngan, 30, has been a director of Entrada since November 2000. He is a member of our Audit and Compensation Committees. Dr. Ngan has been guiding technology and telecommunications companies for many years, most recently as Principal at Hikari Capital International. He previously served as Senior Vice President, Morgan Stanley Dean Witter, and as a Senior Associate at Chase Capital Partners. Dr. Ngan holds a bachelor’s, masters and Ph.D. from Oxford University, Oxford, UK, and an MBA from The Wharton School at the University of Pennsylvania.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of July 31, 2004, regarding the ownership of the Common Stock by each person (including any “group”) who is known to us to be the beneficial owner of more than five percent of any class of our voting securities:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Common	Springboard Harper	741,249 shares	4.8%
Common	SBI Advisors, LLC	400,000 shares (1)	2.5%
Common	SBI Brightline IV, LLC	4,950,000 shares (2)	24.3%
Common	Brightline Bridge Partners I, LLC	1,550,000 shares (3)	9.1%
Common	Jim Dziak	1,302,083 shares	8.4%
Common	Trilogy Investment Fund I	750,000 shares (4)	4.6%

(1)     SBI Advisors has the right to purchase up to 400,000 shares pursuant to a warrant issued by the Company to SBI Advisors on February 5, 2004.

(2)     SBI Brightline IV has the right to purchase 1,500,000 shares within 5 days of the effective date of this registration statement pursuant to a Stock Purchase Agreement with the Company dated as of May 14, 2004, and has the right to purchase up to 3,450,000 shares pursuant to a warrant issued by the company to SBI Brightline IV on May 14, 2004.

(3)     Brightline Bridge Partners I has the right to purchase up to 1,550,000 shares pursuant to a warrant issued by the Company to Brightline Bridge Partners on May 14, 2004.

(4)     Trilogy Investment Fund I has the right to purchase 750,000 shares within 5 days of the effective date of this registration statement pursuant to a Stock Purchase Agreement with the Company dated as of April 26, 2004.

The following table sets for certain information as of July 31, 2004, as to each class of equity securities of us, other than directors’ qualifying shares, beneficially owned by all directors and nominees, the Chief Executive Officer and each of our four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the last completed fiscal year:

		Common Stock

		Number of	Percentage of
Title of Class	Name of Beneficial Owner (A)	Shares	Outstanding (H)

Common	Kanwar J.S. Chadha 5755 Oberlin Dr., Suite 204, San Diego, Ca 92121	1,599,042 (B)	9.7%
Common	Leonard N. Hecht 5755 Oberlin Dr., Suite 204, San Diego, Ca 92121	361,621 (C)	2.3%
Common	Rohit Phansalkar 5755 Oberlin Dr., Suite 204, San Diego, Ca 92121	471,833 (D)	3.0%
Common	Davinder Sethi 5755 Oberlin Dr., Suite 204, San Diego, Ca 92121	1,287,823 (E)	8.0%
Common	Raymond Ngan	311,534 (F)	2.0%

	All Directors and Executive Officers as a group	4,031,853	22.6%

(A)   All information with respect to beneficial ownership of the shares is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided by such beneficial owners to us. Except as noted the addresses for each beneficial owner is 5755 Oberlin Dr., Suite 204, San Diego, Ca 92121.

(B)   Includes exercisable options held by Dr. Chadha to acquire 1,010,000 shares of common stock and shares directly owned by Dr. Chadha of 589,042 shares. On February 5, 2002 the board of directors approved payment of $50,000 of Dr. Chadha’s salary for fiscal year 2003 in stock at the price of the stock on January 29, 2002 and on May 20, 2002 the board approved payment of $57,883 of his salary for fiscal year 2004 in stock as reported by Nasdaq at the close of business. On February 3, 2003 Dr. Chadha was issued options at a price of $0.22 per share for 660,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On April 30, 2003, the board of directors granted Dr. Chadha 150,000 options at the closing market price of $0.28 per share. On April 30, 2004, the board of directors granted Dr. Chadha 200,000 options at the closing market price of $0.17 per share on April 30, 2004. On May 14, 2004, the board of directors granted Dr. Chadha 227,273 shares under the 2000 plan stock incentive program pursuant to his employment agreement at the closing market price of $0.22 per share on May 14, 2004.

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(C)   Includes exercisable options held by Mr. Hecht to acquire 250,000 shares of common stock and 111,621 shares indirectly owned by him. On September 28, 2001, the board of directors approved options for 50,000 shares at a price of $0.11 per share, the closing price on September 28, 2001. On April 23, 2002 the board of directors approved payment of $3,500 of Mr. Hecht’s past board fees in stock at the price of the stock on May 20, 2002 as reported by Nasdaq at the close of business. On May 20, 2002, the price was $0.16 per common share with the $3,500 payable by issuing 21,875 shares to him. In addition, Mr. Hecht holds options to purchase 90,000 shares of our common stock owned by Sorrento Networks Corporation, which are not considered to be beneficially owned by Mr. Hecht. On February 3, 2003 Mr. Hecht was issued options at a price of $0.22 per share for 100,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On November 24, 2003 the board of directors approved options for 50,000 shares at a price of $0.11 per share, the closing price on November 24, 2003. On March 29, 2004, the board of directors approved options for 50,000 shares at a price of $0.18 per share, the closing price on February 2, 2004.

(D)   Includes exercisable options held by Mr. Phansalkar to acquire 250,000 shares of common stock and 221,833 shares owned directly or indirectly by him. In addition, Mr. Phansalkar holds options to purchase 50,000 shares of our common stock owned by Sorrento Networks Corporation, which are not considered to be beneficially owned by Mr. Phansalkar. On September 28, 2001, the board of directors approved options for 50,000 shares at a price of $0.11 per share, the closing price on September 28, 2001. On May 20, 2002 Mr. Phansalkar received 18,750 shares of common stock for his unpaid past board fees in the amount of $3,000 at the market price of May 20, 2002, which was at $0.16 per share. Mr. Phansalkar also owns approximately 3,500 shares of the common stock of Sorrento Networks Corporation. On February 3, 2003 Mr. Phansalkar was issued options at a price of $0.22 per share for 100,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On November 24, 2003 the board of directors approved options for 50,000 shares at a price of $0.11 per share, the closing price on November 24, 2003. On March 29, 2004, the board of directors approved options for 50,000 shares at a price of $0.18 per share, the closing price on February 2, 2004.

(E)   Includes exercisable options held by Dr. Sethi to acquire 750,000 shares of common stock and 537,823 shares owned directly or indirectly by him. On March 29, 2000, the board of directors granted Dr. Sethi 50,000 options at the closing market price of $0.26 per share. On October 31, 2001, the board of directors granted Dr. Sethi 450,000 options at the closing market price of $0.15 per share. On February 5, 2002 the board of directors approved payment of $50,000 of Dr. Sethi’s salary for fiscal year 2003 into stock at the price of the stock on January 29, 2002 as reported by Nasdaq at the close of business. On January 29, 2002 the price was $0.13 per common share with the $50,000 resulting in 384,615 shares being issued to him. On May 20, 2002 Dr. Sethi received 25,000 shares of common stock for his payment of $4,000 at the price of $0.16 per share. On February 3, 2003 Dr. Sethi was issued options at a price of $0.22 per share for 100,000 shares replacing the like amount of options cancelled July 31, 2002 as part of our employee Tender Offer filed with the Securities and Exchange Commission in June, 2002. On April 30, 2003, the board of directors granted Dr. Sethi 100,000 options at the closing market price of $0.28 per share. On March 29, 2004, the board of directors approved options for 50,000 shares at a price of $0.26 per share, the closing price on March 29, 2004.

(F)   Includes exercisable options held by Dr. Ngan to acquire 150,000 shares of common stock and 161,538 shares owned directly or indirectly by him. On February 5, 2002 Dr. Ngan received 161,538 shares of common stock for his unpaid past board fees in the amount of $21,000 at the market price of January 29,2002 which was at $0.13 per share.

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(G)   For each beneficial owner, the “Percentage of Outstanding” equals each owner’s actual holdings of shares plus shares represented by unexercised options and warrants held, divided by the total of our outstanding shares at April 30, 2004 plus the unexercised options and warrants detailed above for the referenced holder only. Please also note that the percentages are based on the amount of outstanding securities plus any securities that a person or group has the right to acquire within 60 days. In other words, individual percentages of the listed holders will not add to the group total because the calculations are made separately for each holder.

DESCRIPTION OF OUR COMMON STOCK

As of July 31, 2004 there were approximately 15,430,076 shares of our common stock issued and outstanding. This does not include the shares being sold per this prospectus. We are a Delaware corporation and are authorized to issue 50 million shares of common stock, par value $0.001 per share. Our shares of common stock are held by approximately 9,600 shareholders as of July 31, 2004.

Each share of our common stock has one vote on all matters presented to the shareholders. Because our common stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision for claims against us. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are and will be no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares of common stock offered hereby when issued against payment of the consideration set forth in this prospectus, are, fully paid and non-assessable.

The registrar and transfer agent for our common stock is Register and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    We have agreed to indemnify selling shareholders, SBI Brightline IV, LLC and Trilogy Investment Fund I, LLC, and they have agreed to indemnify us against certain losses, claims, damages, liabilities or expenses under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and any other federal or state statutory law or regulation, or at common law or otherwise.

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     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities Act of 1933 and is therefore unenforceable.

OUR BUSINESS

Entrada Networks, Inc., with forty (40) employees and consultants through its wholly owned subsidiaries, is in the business of developing, marketing and selling products for the network connectivity industry. The business was formed in California in 1989 and reincorporated in Delaware in 1995 when it went public. At no time has the company had any bankruptcy, receivership or similar proceedings.

On May 14, 2004, our subsidiary, Torrey Pines Networks, purchased all of the outstanding capital stock of Microtek Systems, Inc. from Mr. James Dziak. Microtek Systems is a provider of security, digital imaging, information infrastructures and storage solutions. Mr. Dziak will continue as President of the company and the company will retain its current management and technology teams.

Microtek is built on core competencies of engineering strength, proprietary software and service quality to offer highly specialized services in consulting, assessment, and solutions to challenges in security, digital imaging, storage, and information infrastructures. It has an installed customer base across financial, healthcare and insurance sectors, particularly among clients in the mid-west. Microtek showed revenues of approximately $1.1 million for the quarter ended June 30, 2004 and $3.5 million for the twelve months ended December 31, 2003. It is headquartered in Milwaukee, Wisconsin.

During the last three years, the primary focus has been on our Torrey Pines Networks product development in the Storage Area Network (hereafter to be called SAN) and metropolitan network transport products marketplace.

Torrey Pines Networks has developed several products for the SAN marketplace that have been certified and are being evaluated by a number of potential customers. We have received regulatory & industry certifications for our first Silverline™ coarse wave division multiplexing product line, and are in the process of introducing it into the market. Coarse Wave Division Multiplexing, or CWDM, is a sophisticated optoelectronics technology that uses multiple wavelengths of light very efficiently to greatly increase the number of video, data or voice channels of information that can be sent on a single optical fiber in a transmission system. Designed to interconnect geographically separate data centers, the Silverline™ CWDM is our first fully optical Linux based 8-channel/4-port CWDM product line that is based on our patent-pending technology. It is a multi-protocol aggregation device that supports Fibre Channel, Gigabit Ethernet, fibre connectivity or enterprise system connection to a mainframe and SONET, on one fully customized system. SONET is a transmission protocol for high-speed transmission over fiber optic cable, which was introduced by Bell Communications in 1984 and quickly accepted by American National Standards Institute. The parts for these products are readily available and our technology is protected by patents that are pending and trademarks. While in an overall competitive market, we are unique with our specific products that include customized features and price point.

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Rixon Networks (“Rixon”) designs, manufactures, markets and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers (“OEM”). In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks.

Sync Research (“Sync”) designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad. Emphasis on this profitable operation has been on servicing our legacy frame relay product. While the revenue is slowly declining, we anticipate profitability for the foreseeable future.

Sync sells to resellers, distributors, original equipment manufacturers partners and a number of regional Bell Operating Companies and Inter-exchange Carriers. Current customers include AT&T, MCI , Electronic Data Systems and Geico. Sync believes that its relationships provide sufficient alternative channels of fulfillment to serve the needs of middle and upper market customers. Also, Sync utilizes a distribution and value-added reseller channel as a primary distribution channels for its digital transmission products.

Our sales and marketing organization for the three subsidiaries at April 30, 2004 consisted of four (4) individuals, including managers, sales representatives, and support personnel. The current channel mix is approximately 8.2% original equipment manufacturers, 13.8% indirect and 78.0% other. We support our customers by providing product training, regular mailing of promotional and technical material, telephone and other technical support.

Our Strategic Plan is to:

Explore acquisition opportunities that fit into our existing technologies with emphasis on our SAN markets. We have retained the investment banking services of SBI USA, a division of First Securities USA, Inc. As part of this engagement, SBI USA is providing advisory services with respect to capital raising, mergers and acquisitions, and communications with the investment community. SBI USA has also initiated a program to raise further external financing in order to allow us to pursue our business plan. This calls for acceleration of organic growth opportunities, especially in the storage area network transport product line where we are developing and marketing the Silverline™-CWDM product line, and is actively pursuing acquisition opportunities to complement the current lines of business.

Commercialize Torrey Pines’ optical Silverline™ SAN and metropolitan area networks transport product line.

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 Bring our Rixon operation back to profitability through increased sales efforts and reduced overhead.
Maintain superior service and support for our Sync legacy products to sustain our recent profitable track record.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the registration statement on Form SB-2 which we filed with the SEC under the Securities Act using a "shelf" registration process. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

Our annual report is our Form 10-K report. The last filed Form 10-K was May 14, 2004.

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy and information statements, and other information with the Commission.

You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its regional offices at: 233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain further information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE FISCAL QUARTER  ENDED APRIL 30, 2004

    Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated unaudited financial statements and related notes thereto. The results of operations in the consolidated unaudited financial statements reflect the operating results of Entrada Networks for all periods presented.

Overview

Our Strategic Plan is to:

    Explore acquisition opportunities that fit into our existing technologies with emphasis on our SAN markets. We have retained the investment banking services of SBI USA, a division of First Securities USA, Inc. As part of this engagement, SBI USA is providing advisory services with respect to capital raising, mergers and acquisitions, and communications with the investment community. SBI USA has also initiated a program to raise further external financing in order to allow us to pursue our business plan. This calls for acceleration of organic growth opportunities, especially in the storage area network transport product line where we are developing and marketing the Silverline™-CWDM product line, and is actively pursuing acquisition opportunities to complement the current lines of business.

Commercialize Torrey Pines’ optical Silverline™ SAN and metropolitan area networks transport product line.

Bring our Rixon operation back to profitability through increased sales efforts and reduced overhead.
Maintain superior service and support for our Sync legacy products to sustain our recent profitable track record.

Our change in profitability

Cisco Systems, Inc., our single largest customer, discontinued purchasing from us an adapter card starting from the third quarter of the just ended fiscal year 2004. During the twelve months ended January 31, 2004, Cisco Systems, accounted for approximately 56.7% of our consolidated net revenues. We had no revenue from Cisco Systems for the three months ended April 30, 2004.

	Fiscal Quarter Ended April 30,

	2004	Pct of Revenue	2003	Pct of Revenue	Difference	Pct
NET REVENUES
PRODUCT	$205	53.95%	$2,386	88.11%	($2,181)	-91.4%
SERVICES	175	46.05%	322	11.89%	($147)	-45.7%

TOTAL NET REVENUES	$380	100.00%	2,708	100.00%	($2,328)	-86.0%

This has had a material impact on our revenues and operating results. In fiscal 2004 and the three months ended April 30, 2004, we made the following operating changes as shown on the following consolidated table, in thousands, which has reduced our operating costs $0.3 million for the fiscal quarter ended April 30, 2004 compared for the fiscal quarter ended April 30, 2003. These changes included reducing personnel and reviewing every expense item with the intent to reduce or eliminate it:

	Fiscal Quarter Ended April 30,
	2004	Pct of Revenue	2003	Pct of Revenue	Difference	Pct

Selling and marketing	$78	20.5%	$197	7.27%	($119)	-60.4%
Engineering, research and development	240	63.2%	284	10.49%	($44)	-15.5%
General and administrative	403	106.1%	453	16.73%	($50)	-11.0%
Other operating expenses	0	0.0%	60	2.22%	($60)	-100.0%

Total	$721	189.7%	994	36.71%	(273)	-27.5%

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Results of Operations/Comparison of the Three Months Ended April 30, 2004 and 2003

Net revenues. Net revenues were $0.4 million for the three months ended April 30, 2004, compared with $2.7 million for the three months ended April 30, 2003. The decrease in net revenues in the three months ended April 30, 2003 compared to the three months ended April 30, 2002 resulted primarily from Cisco Systems, Inc. discontinued purchasing from us and from the decreases in our service revenues.

Our Sync Research net revenues from the frame relay and service business declined 44.2% to $0.2 million for the three months ended April 30, 2004 compared to $0.4 million net revenues for the three months ended April 30, 2003. The largest portion of the drop for three months ended April 30, 2004 came from a 45.7% drop in service net revenues from $0.3 million in three months ended April 30, 2003 to $0.2 million for three months ended April 30, 2004. This drop was due to reduced service contracts from our legacy products.

Our Sync Research product revenues decreased 40.3%compared to three months ended April 30, 2004 and 2003.

Our Rixon Networks net revenues are primarily from adapter card product revenues. These product revenues decreased $2.1million or 94.3% to $0.1 million for the three months ended April 30, 2004 from $2.3 million the three months ended April 30, 2003. This was primarily due to Cisco Systems, Inc. discontinued purchasing from us.

We had no revenues from our Torrey Pines Network subsidiary.

Gross profit. Cost of revenue consists principally of the cost of components and subcontract assembly from outside manufacturers, in addition to in-house system integration, quality control, final testing and configuration. Overall gross profit declined to $43 thousand for the quarter ended April 30, 2004 from $1.2 million for the quarter ended April 30, 2003. Our gross margin decreased to 11.3% for the three months ended April 30, 2004 as compared to 44.8% for the three months ended April 30, 2003. This is primarily due to fixed manufacturing costs and the loss of revenue.

Our Sync Research gross profit of $0.1 million for the quarter ended April 30, 2004 dropped by $0.1 million or 54.2% compared to $0.2 million for the quarter ended April 30, 2003. This was primarily due to lower service revenues offset partially by lower costs.

Our Rixon Networks negative gross profit of $55 thousand for the quarter ended April 30, 2004 compared to a positive gross profit of $1.0 million for the quarter ended April 30, 2003. This again relates primarily to the loss of Cisco Systems, Inc as a customer.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses, facilities costs, and travel expenses. Selling and marketing expenses decreased to $78 thousand, or 20.5% of net revenues for the quarter ended April 30, 2004, compared to $0.2 million or 7.3% of net revenues for the quarter ended April 30, 2003. The increase in selling and marketing percentages reflects primarily the lower revenues for the three months ended April 30, 2004.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of our technologies. Engineering, research and development expenses were $0.2 million, or 63.2% of net revenues, for the quarter ended April 30, 2004, compared with $0.3 million, or 10.5% of net revenues, for the quarter ended April 30, 2003. The increase in research and development percentage was primarily due to the lower revenues.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees and public company costs. General and administrative expenses decreased approximately $0.1 million to $0.4 million or 106.1% of net revenues for the quarter ended April 30, 2004 compared to $0.5 million, or 16.7 % of net revenues, for the quarter ended April 30, 2003.

Other operating expenses. Other operating expenses for the three months ended April 30, 2004, were $0.0 million compared with $0.1 million or 2.2% of net revenues for the three months ended April 30, 2003. The amount in Fiscal 2004 was for our unoccupied facility in Annapolis Junction, MD.

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Income taxes. There was no provision for income taxes for the three-month periods ended April 30, 2004 and 2003. At April 30, 2004, our deferred income tax assets consist of net operating loss carry forwards. At April 30, 2003 the Company had available federal and state net operating loss carry forwards of approximately $75.5 million and $26.3 million, respectively, for income tax purposes. The federal and state losses will expire in varying amounts through 2021 and 2007, respectively. As of January 2004, 2003, 2002 and 2001 our effective income tax rate differs from the federal statutory income tax rate due to state taxes net of federal benefit, and other items.

The utilization of the loss carry forwards as an offset to future taxable income is subject to limitations under U.S. federal income tax laws. One such limitation is imposed when there is a greater than 50% ownership change. We believe that such an ownership change occurred on August 31, 2000. Of the approximately $75.5 million and $26.3 million NOL for federal and state taxes, approximately $64 million and $20.6 million will be subject to such limitation, respectively.

    The benefit of the Company's operating loss carry forwards has been reduced 100% by a valuation allowance at April 30, 2004 and 2003

Liquidity and Capital Resources

Our working capital was $1.6 million at April 30, 2004, a decrease of $0.6 million from the $2.1 million at April 30, 2003. Cash flow used by operations was $401 during the three months ended April 30, 2004 compared with $398 provided by operations for the three months ended April 30, 2003. The decrease in cash flows provided by operations reflects a net loss from operations after adjustment for non-cash expenses including depreciation, amortization, reserves and valuation allowances as well as a decrease in accounts receivable. During the three months ended April 30, 2004, operating cash flow reflected increases in cash used for accounts payables and accrued expenses offset by decreases in current assets. During the same three months last year, our cash flow provided by operations reflected decreases in accounts receivable along with accounts payable and accrued expenses.

Our investing activities consist primarily of purchases of property, plant and equipment and investing activities. Investments activities were $5 thousand in the three months ended April 30, 2004.

Our financing activities during the three months ended April 30, 2004 provided cash flows of $0.5 million, primarily in connection with short-term bank and other debt. During the three months ended April 30, 2003, $82 thousand was used primarily in conjunction with repayment of capital lease obligations and short-term debt.

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 65% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5% (6.5% at April 30, 2004). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. The warrants were valued at $54,000 at the time of issuance. The $54,000 of deferred interest was amortized as interest expense over the twelve month term of the credit arrangement in the fiscal year 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility will expire on October 31, 2004. In March 2003 the bank increased our eligible receivables limit to 80% of eligible accounts receivable. We were not in compliance with our bank line of credit covenants as of January 31, 2004. On April 19, 2004 our bank lowered our required minimum tangible net worth to $2.5 million. As of April 30, 2004, we were in compliance.

Outstanding borrowings against this line of credit were $123 thousand at April 30, 2004. We anticipate that our available cash resources will be sufficient to meet our presently anticipated capital requirements through fiscal 2005. We continue to pursue external equity financing arrangements that could enhance our liquidity position in the coming years. Nonetheless, our future capital requirements may vary materially from those now planned including the need for additional working capital to accommodate infrastructure needs. There can be no assurances that our working capital requirements will not exceed our ability to generate sufficient cash internally to support our requirements and that external financing will be available or that, if available, such financing can be obtained on terms favorable to us and our shareholders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our valuation of inventory and our allowance for uncollectable accounts receivable. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

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We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

   Since we account for and report our physical inventory at the "lower of cost or market", and such inventory comprises 70% of our current assets and 58% of total assets at Jan 31, 2004, we carefully evaluate the market value of that inventory on a continual basis.  In a business such as ours, wherein we are stocking replacement parts to satisfy a customer's unknown needs, determining obsolescence is an inherently subjective process.  Adjustments to obsolescence reserves are made based on judgments of market value that are supported by our best estimates of the future salability of specific items in that inventory.

   Accounts receivable balances are evaluated on a continual basis and allowances are provided for potentially uncollectable accounts based on management's estimate of the collectability of customer accounts. If the financial condition of a customer were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.

The following table presents, at April 30, 2004, our obligations and commitments to make future payments under contracts and contingent commitments.

Payment Due by Period as of April 30, 2004
(In thousands)		Less than	1-3	4-5	After 5
	Total	1Year	Years	Years	Years
Contractual Obligations

Short Term Debt	$580	$580	$-	$-	$-
Operating Leases	105	105	-	-	-

Total Contractual Cash Obligations	$685	$685	$-	$-	$-

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Our equity compensation plan and outstanding warrant information as of April 30, 2004 is as follows:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)

Plan category
Equity Compensation Plans Approved by Security Holders	3,353,556	$1.01	1,619,458

Equity Compensation Plans Not Approved by Security Holders *	575,757	$0.74	-

Total	3,929,313	$0.97	1,619,458

           * Represents 500,000 warrants issued to SBI Partners IV, LLC. and 75,757 warrants issued to Silicon Valley Bank to acquire our common stock.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

Certain statements contained in this Annual Report on Form 10-K, including, without limitation, statements containing the words “believes”, “anticipates”, “estimates”, “expects”, and words of similar import constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are referred to the “Risk Factors” section of this Annual Report on Form 10-K contained herein, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

The results of operations reflect our activities and our wholly owned subsidiaries; this consolidated group is referred to individually and collectively as “We” and “Our”. Our subsidiaries operate in one business segment. Revenue and gross profit information for the subsidiaries is provided, we plan to provide additional financial information on the subsidiaries as it becomes formalized in future form 10-Q’s and form 10-K’s.

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated audited financial statements and related notes thereto.

Overview

Two major changes occurred in fiscal year ended January 31, 2004.

Our change in strategies

During the last three years, we have increasingly focused on our Torrey Pines Networks’ product development efforts in the Storage Area Network and metropolitan network transport products marketplace. During fiscal 2004 we reevaluated this strategy which are provided here in order of priority:

•   Explore acquisition opportunities that fit into our existing technologies with emphasis on our SAN markets. We have retained the investment banking services of SBI USA, a division of First Securities USA, Inc. As part of this engagement, SBI USA will provide advisory services with respect to capital raising, mergers and acquisitions, and communications with the investment community. SBI USA has also initiated a program to raise further external financing in order to allow us to pursue our business plan. This calls for acceleration of organic growth opportunities, especially in the storage area network transport product line where we are developing and marketing the Silverline™-CWDM product line, and to actively pursue acquisition opportunities to complement the current lines of business.

•   Commercialize Torrey Pines’ optical Silverline™ SAN and metropolitan area networks transport product line.

•   Bring our Rixon operation back to profitability through increased sales efforts and reduced overhead.

•   And, maintain superior service and support for our Sync legacy products to sustain our recent profitable track record.

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Our change in profitability

Cisco Systems, Inc., our single largest customer, discontinued purchasing from us an adapter card starting from the third quarter of the just ended fiscal year 2004. During the twelve months ended January 31, 2004, Cisco Systems, accounted for approximately 56.7% of our consolidated net revenues.

	Fiscal Years Ended January 31

	2004	Pct of Revenue	2003	Pct of Revenue	Difference		Pct

NET REVENUES
PRODUCT	$5,224	84.0%	$12,243	89.8%	$	(7,109)	58.1%
SERVICES	997	16.0%	1,388	10.2%		(391)	28.2%

TOTAL NET REVENUES	$6,221	100.0%	13,631	100.0%		$(7,410)	54.4%

This has had a material impact on our revenues and operating results. In fiscal 2004, we made the following operating changes as shown on the following consolidated table, in thousands, which has reduced our operating costs $1.2 million for fiscal 2004 compared to fiscal 2003. These changes included reducing personnel and reviewing every expense item with the intent to reduce or eliminate it:

	Fiscal Years Ended
	January 31, 2004		January 31, 2003

	Expense	Pct of Revenue	Expense	$	Pct of Revenue	Difference	Pct
Selling and marketing	$456	7.3%	$830		6.1%	$(374)	(45.1)%
Engineering, research and development	1150	18.5%	1172		8.6%	(22)	(1.9)%
General and administrative	1,457	23.4%	2139		15.7%	(682)	(31.9)%
Other operating expenses	341	5.5%	480		3.5%	(139)	(29.0)%

Total	$3,404	54.7%	4,621		33.9%	(1,217)	(26.3)%

    Our change in inventory reserves and its impact on our operating results.

We have historically kept high inventory levels to maintain our ability to service our customers quickly as indicated. This year, we reviewed our legacy product lines and added to our inventory reserves $1.1 million. This impacted our product cost of sales increasing from 65.8% as a percent of revenue in fiscal 2004 to 86.8% and increased our net loss correspondingly from $887,000 to $1,984,000 or from $0.7 per share to $0.15 per share.

Results of Operations: Comparison of the Years Ended January 31, 2004 and January 31, 2003

Net revenue. Our consolidated net revenue from continuing operations was $6.2 million for fiscal 2004, compared to $13.6 million for fiscal 2003. Product revenues decreased to $5.2 million for fiscal 2004 from $12.2 million for fiscal 2003. The decrease in product revenue for fiscal 2004 resulted primarily from the loss of our major customer, Cisco. Service revenue decreased from $1.4 million in fiscal 2003 to $1.0 million in fiscal 2004. The decrease was due primarily to the decline in frame relay service customer renewals.

Our Sync Research net revenues from the frame relay and service business declined 21.1% to $1.5 million for the fiscal year ended January 31, 2004 compared to $1.9 million net revenues for the fiscal year ended January 31, 2003.

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Our Sync Research service revenue declined $0.4 million or 28.2% compared to fiscal year 2003 primarily due to the loss of several service customers.

Our Rixon Networks net revenues were primarily from adapter card product revenues. These product revenues decreased $7.0 million or 59.8% to $4.7 million for the fiscal year ended January 31, 2004 from $11.7 million for the fiscal year ended January 31, 2003. This was primarily due to the loss of Cisco as previously described.

We had no revenues in our Torrey Pines Network subsidiary.

Gross profit. Cost of revenues consists principally of the costs of components, subcontract assembly from outside contract manufacturers, and in-house system integration, quality control, final testing, configuration costs and outside service costs. Gross profit decreased to $1.4 million for the fiscal 2004 from $6.5 million for fiscal 2003. Our gross margin decreased to 22.6% for the fiscal year ended January 31, 2004 from 47.8% for fiscal 2003. The decrease in gross margins resulted primarily from the increased provision for inventory reserves and the loss of our major customer, Cisco.

Our Sync Research gross profit of $0.7 million for the fiscal year ended January 31, 2004 dropped by $0.4 million or 36.4% compared to $1.1 million for the fiscal year ended January 31, 2003. This was primarily due to a 51.6% increase in service cost of sales to $0.3 million due to a prior year credit cost adjustment for over accrued services.

Our Rixon Networks gross profit of $0.7 million decreased by $4.7 million or 87.0% for the fiscal year ended January 31, 2004 over the gross profit of the prior fiscal year of $5.4 million. Decreased net revenues and the increased provision for inventory reserves during the fiscal year were the major elements of the increase.

Other operating expenses. In both fiscal years the other operating expense was rent expense for our under utilized facility in Annapolis Junction, MD. The decreased expense for the fiscal year ended January 31, 2004 was due to a lease termination agreement for this facility effective July 31, 2003. This lease was to have otherwise expired in October 2004.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses and travel expenses. Selling and marketing expenses decreased due to reductions in selling and marketing costs reflects primarily personnel reductions that were the end result of facility and organizational consolidations begun in fiscal 2002.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees, public company costs, and occupancy costs. General and administrative expenses decreased primarily due to the consolidation of all of our operations in our Irvine, CA facility and organizational restructuring finalized during fiscal year 2004.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of our technologies. All research and development costs are expensed as incurred. Engineering, research and development expenses remained on track for the development of our Torrey Pines’ products.

Income taxes. There was no provision for income taxes for fiscal years 2004 and 2003. We have carry forwards of domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, the Internal Revenue Code limits the application of net operating loss carry forwards in the event of ownership changes of greater than 50%. We had a change of ownership in fiscal year 2001 that will limit the amount of any net operating loss carry forward we may use in a particular year.

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Results of Operations: Comparison of the Years Ended January 31, 2003 and January 31, 2002

Net revenue. Our consolidated net revenue from continuing operations was $13.6 million for fiscal 2003, compared with $13.3 million for fiscal 2002. Product revenues increased to $12.2 million for fiscal 2003 from $10.1 million in fiscal 2002. The increase in product revenue for fiscal 2003 resulted primarily from increased revenue from OEMs and end users of networking adapter card products. Service revenue decreased from $3.1 million in fiscal 2002 to $1.4 million in fiscal 2003. The decrease was due primarily to a decline in major frame relay service customer renewals.

Our Sync Research net revenues from the frame relay and service business declined 63.9% to $1.9 million for the fiscal year ended January 31, 2003 compared to $5.5 million net revenues for the fiscal year ended January 31, 2002. The largest portion of the drop for the fiscal year ended January 31, 2003 came from a 75.6% drop in frame relay product net revenues from $2.2 million in the fiscal year ended January 31, 2002 to $0.5 million for the fiscal year ended January 31, 2003. This drop was due to several large one-time orders in fiscal year 2002 and market impact of the discontinuance of the business prior to it being retained.

Our Sync Research service revenue declined $1.8 million or 55% compared to fiscal year 2002 primarily due to the loss of several major service customers.

Our Rixon Networks net revenues were primarily from adapter card product revenues. These product revenues increased $3.8 million or 47.2% to $11.7 million for the fiscal year ended January 31, 2003 over $7.9 million the fiscal year ended January 31, 2002. This was primarily due to an increase in our original equipment manufacturer’s business.

We had no revenues in our Torrey Pines Network subsidiary.

Gross profit. Cost of revenues consists principally of the costs of components, subcontract assembly from outside contract manufacturers, and in-house system integration, quality control, final testing, configuration costs and outside service costs. Gross profit increased to $6.5 million for the fiscal 2003 from $5.5 million for fiscal 2002. Our gross margin increased to 47.8% for the fiscal year ended January 31, 2003 from 41.5% for fiscal 2002. The increase in gross margins resulted primarily from our cost reductions that included both facility consolidations and personnel reductions.

Our Sync Research gross profit of $1.1 million for the fiscal year ended January 31, 2003 dropped by $2.1 million or 70.0% compared to $3.0 million for the fiscal year ended January 31, 2002. This was primarily due to a 48% drop in service gross profit to $1.1 million due to fewer support customers and a frame relay product gross profit drop to $0.0 million due to close outs done during the period.

Our Rixon Networks gross profit of $5.4 million increased by $2.9 million or 116% for the fiscal year ended January 31, 2003 over the gross profit of the prior fiscal year of $2.5 million. Increased net revenues and personnel and facility cost reductions during the fiscal year in combining our Annapolis Junction, MD and our San Diego, CA facilities into our Irvine, CA facility of $0.9 million were the major elements of the increase.

Selling and marketing. Selling and marketing expenses consist primarily of employee compensation and related costs, commissions to sales representatives, tradeshow expenses and travel expenses. Selling and marketing expenses decreased to $0.8 million for fiscal 2003 from $3.4 million for fiscal 2002. The reduction in selling and marketing costs reflects personnel reductions and facility consolidations in fiscal 2002. As a percentage of revenue, selling and marketing expenses decreased to 6.1% for fiscal 2003 from 25.9% for fiscal 2002.

Engineering, research and development. Engineering, research and development expenses consist primarily of compensation related costs for engineering personnel, facilities costs, and materials used in the design, development and support of our technologies. All research and development costs are expensed as incurred. Engineering, research and development expenses decreased to $1.2 million, or 8.6% of net revenue, for fiscal 2003, compared with $6.5 million, or 49.0% of net revenue, for fiscal 2002. The decrease in research and development expenses was primarily due to cost savings achieved through the consolidation of facilities and personnel reductions.

General and administrative. General and administrative expenses consist primarily of employee compensation and related costs, legal and accounting fees, public company costs, and occupancy costs. General and administrative expenses were $2.1 million, or 15.7% of net revenue, for fiscal 2003, compared with $4.0 million, or 30.4% of net revenue, for fiscal 2002. The decrease in general and administrative expenses is primarily due to the consolidation of all of our operations in our Irvine, CA facility and organizational restructuring during fiscal year 2003

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Other operating expenses. Other operating expenses for fiscal 2003 include a $0.5 million reserve recorded against our closed facility in Annapolis Junction, MD. This is a decrease from the fiscal 2002 other operating expense of $1.7 million which included expenses from the staff reductions and severance through the closure of our Annapolis Junction, MD and San Diego, CA facilities and the reduction in our marketing, sales, and research and development.

Income taxes. There was no provision for income taxes for fiscal years 2003 and 2002. We have carry forwards of domestic federal net operating losses, which may be available, in part, to reduce future taxable income in the United States. However, the Internal Revenue Code limits the application of net operating loss carry forwards in the event of ownership changes of greater than 50%. We had a change of ownership in fiscal year 2001 that will limit the amount of any net operating loss carry forward we may use in a particular year.

Discontinued operations. In September 2000, our Board of Directors had concluded that the operations of our frame relay business would not contribute to our profitability or toward our goal of entering the storage area networking market space and adopted a formal plan to discontinue this business operated by Sync. On September 6, 2001, we announced our restructuring plan creating three separate wholly owned subsidiaries. The discontinued frame relay business was retained as Sync Research, Inc. as one of the three subsidiaries. Sync Research, Inc. will continue to serve its current frame relay customers and provide manufacturing, service and repair facilities for the other subsidiaries. On September 18, 2001 our Board of Directors approved a plan to reclassify Sync Research as an operating unit. In this capacity, Sync Research, Inc. became an integral part of the Entrada Networks. For more details on the discontinued operation, please refer to the “Results of Operations: Comparison of the Years Ended January 31, 2002 and January 31, 2001”, Discontinued operations section in our 10-K for the fiscal year ended January 31, 2003 filed with the SEC May 1, 2003.

The following table presents, at January 31, 2004, our obligations and commitments to make future payments under contracts and contingent commitments.

Payment Due by Period as of January 31, 2003
(In thousands)		Less than	1-3	4-5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

Short Term Debt	$ 65	$ 65	$ -	$ -	$ -
Operating Leases	153	153	-	$ -	$ -

Total Contractual Cash Obligations	$ 218	$ 218	$ -	$ -	$ -

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Liquidity and Capital Resources

At January 31, 2004, our working capital was $2.2 million and cash and cash equivalents and short-term investments were $72,000. At January 31, 2003, our working capital was $3.5 million and cash and cash equivalents and short-term investments were $0.9 million.

Cash flow used by operations was $0.2 million during the fiscal year ended January 31, 2004 compared with cash flow provided by operations of $0.8 million for the fiscal year ended January 31, 2003. Cash flow used by operations in fiscal 2004 reflects a $2.0 million net loss from operations, adjustments for non-cash expenses including depreciation, amortization, and reserves, less a $0.4 million decrease in accounts payable, less a $0.6 million decrease in accrued expenses, plus a $0.9 million decrease in accounts receivable. During fiscal 2003, cash flow provided by operations in fiscal 2003 reflects $1.7 million of net profit from operations, adjustments for non-cash expenses including depreciation, amortization, and reserves, less a $1.7 million decrease in accounts payable, less a $1.5 million decrease in accrued expenses, plus a $0.6 million decrease in accounts receivable and a $0.5 million decrease in inventories.

Our investing activities consist primarily of purchases of property, plant and equipment. We purchased $4,007 and $25,500 in equipment during the fiscal years ended January 31, 2004 and 2003, respectively. In addition, during fiscal year 2004, we repurchased 18,001 shares of our common stock from shareholders in the open market pursuant to a previously announced odd-lot repurchase program and 384,615 shares from our Chairman and CEO pursuant to an agreement approved by our independent directors. The aggregate purchase price for the 402,616 shares of our common stock was $126,667.

Our financing activities during the fiscal year ended January 31, 2004 included repayments on our bank loan of $0.4 million and $68,000 for the repayment of the remainder of our capital leases.

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 65% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5% (6.5% at January 31, 2004). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. These warrants were valued at $54,000. The $54,000 deferred interest was amortized as interest expense over the twelve-month term of the credit arrangement in the fiscal year of 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility will expire on October 31, 2004. In March 2003, the bank increased our eligible receivables limit to 80% of eligible accounts receivable. We were not in compliance with our bank line of credit covenants as of January 31, 2004 due to the impact of the added inventory reserves. On April 19, 2004, we became compliant after our bank lowered our minimum required tangible net worth to $2.5 million. This is shown in the attached amendment to our line of credit.

While we anticipate an operating loss for the next quarter and the year based on the loss of revenues from Cisco and our declining legacy service contracts, we are working toward a positive cash flow with our personnel reductions and cost cutting measures. However, there can be no assurance that future revenue gains from our additional sales personnel or anticipated cost reductions will occur or be sufficient to maintain operations if there are further reductions in revenue from changes in the economy or our product marketing areas.

To this end, on November 25, 2003, we entered into an agreement to sell 3,000,000 shares of our common stock to a small group of investors at a price of $0.20 per share, or $600,000 in the aggregate. The sale will be made pursuant to an exemption from registration under the Securities Act of 1933, as amended. The closing is contingent upon the shares being registered for resale under that Act.

On February 6, 2004, to raise interim financing, we have issued a one-year 18% Promissory Note for $500,000 secured by our assets and with warrants to purchase 500,000 shares of common stock at a price of $0.35 per share for three years with piggyback registration rights. The loan matures on January 29, 2005 and the Company has the right to prepay the loan without any penalties.

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As of March 31, 2004, the stock registration had not been completed.

On May 14, 2004 the Company entered into Stock Purchase Agreements with SBI Brightline IV LLC, and Trilogy Investment Fund I, LLC ("Purchasers"). Subject to the terms of the Agreements the Company may issue and sell to the Purchasers and the Purchasers shall purchase from the Company up to 9,000,000 shares of common stock in four tranches as defined below:

TRANCHE SCHEDULE

Tranche	Number of Tranche Shares to be Purchased by SBI Brightline IV	Purchase Price	Number of Tranche Shares to be Purchased by Triology Investment Fund I	Purchase Price

First Tranche	1,500,000	$300,000 ($0.20 per share)	750,000	$150,000 ($0.20 per share)
Second Tranche	1,500,000	$412,500 ($0.275 per share)	750,000	$150,000 ($0.20 per share)
Third Tranche	1,500,000	$412,500 ($0.275 per share)	750,000	$206,250 ($0.275 per share)
Fourth Tranche	1,500,000	$450,000 ($0.30 per share)	750,000	$206,250 ($0.275 per share)
TOTAL	6,000,000	$1,575,000	3,000,000	$712,500

The Company may elect to sell all or part of Tranche Shares in the order listed above to the Purchasers at any time commencing on the date on which the Registration Statement of the Company covering the resale of the Shares is declared effective.

On May 14, 2004, the Company entered into a Term Loan agreement with Hong Kong League Central Credit Union and Brightline Bridge Partners 1, LLC ("Lenders") and SBI Advisors, LLC as agent for the Lenders for $1,000,000. The Term Loan shall be repaid by January 29, 2005 without prepayment penalties. The Term Loan bears interest at 24% per annum. SBI Brightline IV, LLC and Brightline Bridge Partners 1, LLC received on May 14, 2004, three year warrants to purchase 3,450,000 and 1,550,000 common stock shares, respectively, exercisable at $0.16 per common share as part of this transaction. Also, $75,000 of compensation expense in cash and 125,000 shares of common stock will be recorded in the second quarter of current fiscal year 2005. These warrants also have piggyback registration rights.

On May 14, 2004, Torrey Pines Networks, the Company’s subsidiary, acquired Microtek Systems, a leading provider of security, digital imaging, information infrastructures and storage solutions. Microtek was privately held and is based in Milwaukee, Wisconsin.

Under the terms of this acquisition, we acquired all of the issued capital stock of Microtek for $750,000 in cash, $150,000 in promissory notes, 1,302,083 shares of our common stock, and other consideration. Of the $1,000,000 Term Loan that we closed, $750,000 of it went as cash consideration to buy Microtek.

Microtek is built on core competencies of engineering strength, proprietary software and service quality to offer highly specialized services in consulting, assessment, and solutions to challenges in security, digital imaging, storage, and information infrastructures. It has an installed customer base across financial, healthcare and insurance sectors, particularly among clients in the mid-west. Microtek showed revenues of approximately $3.5 million for the twelve months ended December 31, 2003. It is headquartered in Milwaukee, Wisconsin and currently has seventeen employees.

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Effects of Inflation and Currency Exchange Rates

We believe that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on our revenue or operating results or on the prices of raw materials. There can be no assurance, however, that inflation will not have a material adverse effect on our operating results in the future.

All of our revenue and expenses are currently denominated in U.S. dollars and to date our business has not been affected by currency fluctuations. In the future, however, we could conduct business in several different countries and thus fluctuations in currency exchange rates could cause our products to become relatively more expensive in particular countries, leading to a reduction in revenue in that country. In addition, inflation in such countries could increase our expenses. In the future, we may engage in foreign currency denominated revenue or pay material amounts of expenses in foreign currencies and, in such event, may experience gains and losses due to currency fluctuations. Our operating results could be adversely affected by such fluctuations.

New Accounting Standards

In June 2001, Financial Accounting Standards Board (FASB) issued Statement No. 143 (SFAS No. 143), “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. The Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of SFAS No. 143 did not have a material effect on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003 did not have a material effect on our financial position or results of operations.

In December 2003, the SEC issued SAB 104, which supersedes SAB 101, Revenue Recognition in Financial Statements. The primary purpose of SAB 104 is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21. We adopted EITF 00-21 and SAB 104 with no material impact on our financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our valuation of inventory and our allowance for uncollectable accounts receivable. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

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We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

        Since we account for and report our physical inventory at the "lower of cost or market", and such inventory comprises 70% of our current assets and 58% of total assets at Jan 31, 2004, we carefully evaluate the market value of that inventory on a continual basis.  In a business such as ours, wherein we are stocking replacement parts to satisfy a customer's unknown needs, determining obsolescence is an inherently subjective process.  Adjustments to obsolescence reserves are made based on judgments of market value that are supported by our best estimates of the future salability of specific items in that inventory.

        Accounts receivable balances are evaluated on a continual basis and allowances are provided for potentially uncollectable accounts based on management's estimate of the collectability of customer accounts. If the financial condition of a customer were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.

Other Matters

From time to time, we are involved in various legal proceedings and claims incidental to the conduct of our business. Although it is impossible to predict the outcome of any outstanding legal proceedings, we believe that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material effect on our financial position or results of operations or cash flows.

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EXPERTS

The financial statements included in the Prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DESCRIPTION OF PROPERTY

Our leased real estate consists of  a 2,677 square foot suite in San Diego, CA and a 7,344 office, manufacturing and distribution facility in Lake Forest, CA, expiring in July 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the merger agreement between Sync Research and our former parent, Sorrento Networks Corporation, Sorrento agreed to indemnify and hold us harmless against any liability arising after the merger in connection with the termination of a certain frozen defined pension plan maintained by Rixon Networks. A consultant retained by Sorrento and by the successor corporation to the entity from whom Sorrento originally purchased the company that became Rixon Networks, had advised them that the cost of termination of the pension plan in question could be in excess of $3 million. In the opinion of our special counsel, we are not responsible for this termination cost and our obligation is to oversee the administration of the plan.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the OTC Bulletin Board under the symbol ESAN. The stock is actively traded, with a current average daily volume of approximately 10,000 shares per day as of July 31, 2004 and the following table sets forth, for the fiscal quarters indicated, the high and low closing prices.

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Fiscal 2003	High	Low
Quarter from February 1, 2002 to April 30, 2002	$0.25	$0.09
Quarter from May 1, 2002 to July 31, 2002	$0.35	$0.16
Quarter from August 1, 2002 to October 31, 2002	$0.19	$0.06
Quarter from November 1, 2002 to January 31, 2003	$0.05	$0.26

Fiscal 2004
Quarter from February 1, 2003 to April 30, 2003	$0.40	$0.20
Quarter from May 1, 2003 to July 31, 2003	$0.37	$0.19
Quarter from August 1, 2003 to October 31, 2003	$0.23	$0.14
Quarter from November 1, 2003 to January 31, 2004	$0.21	$0.11

Fiscal 2005
Quarter from February 1, 2004 to April 30, 2004	$0.32	$0.15
Quarter from May 1, 2004 to July 31, 2004	$0.25	$0.13

These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

We have outstanding 15,430,076 shares of our common stock. Our shares of common stock are held by approximately 9,600 shareholders as of July 31, 2004.

EXECUTIVE COMPENSATION

The following tables set forth the annual compensation for both individuals who served as our Chairman and Chief Executive Officer (“CEO”) for the fiscal year ended January 31, 2004 and for our Vice Chairman and Chief Financial Officer (“CFO”). There were no other executive officers at the end of the fiscal year who served the company during the year and whose salary and bonus exceeded $100,000.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation

				Other	Restricted	Securities	Long-Term	All
				Annual	Stock	Underlying	Incentive	Other
	Fiscal	Salary	Bonus	Compensation	Award(s)	Options	Plan	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	(#)	Payouts	($)

Kanwar J.S. Chadha, Ph.D.,	2004	$ 187,986	$ 55,000	-		810,000	-
Chairman, CEO,	2003	257,942	-	-	$ 100,000	-	-	-
President, Director	2002	211,110	-	-	-	160,000	-	-
Davinder Sethi, Ph.D.
Vice Chairman, CFO,	2004	141,066	30,000	-	-	200,000	-	-
Director	2003	180,000	-	-	50,000	-	-	-
	2002	35,805	-	-	-	500,000	-	-

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ENTRADA NETWORKS, INC.
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL QUARTER ENDED APRIL 30, 2004

Page

Consolidated Balance Sheets as of April 30, 2004 and January 31, 2004	F-2

Consolidated Statements of Operations for the quarter ended April 30, 2004 and 2003	F-3

Consolidated Statements of Cash Flows for the quarter ended April 30, 2004 and 2003	F-4

Notes to Consolidated Financial Statements	F- 5 to F-11

F1

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands)

	April 30, 2004	January 31, 2004

ASSETS	Unaudited

CURRENT ASSETS
Cash and equivalents	$178	$72
Accounts receivable, net	287	627
Inventory, net	2,251	2,294
Prepaid expenses and other current assets	272	284

TOTAL CURRENT ASSETS	2,988	3,277
PROPERTY AND EQUIPMENT, NET	505	590
OTHER ASSETS
Deposits	43	39
TOTAL ASSETS	$3,536	$3,906

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt
Bank	123	65
Other	457	-

Total Short Term Debt	580	65
Accounts payable	210	383
Other current and accrued liabilities	600	659
TOTAL CURRENT LIABILITIES	1,390	1,107

TOTAL LIABILITIES	1,390	1,107
STOCKHOLDERS' EQUITY
Common stock, $.001 par value; 50,000 shares authorized; 13,901 shares issued and outstanding at January 31, 2004; 12,937 shares issued
and outstanding at January 31, 2003	13	13
Treasury Stock	(102)	(127)
Additional paid-in capital	52,060	52,001
Accumulated deficit	(49,825)	(49,088)

TOTAL STOCKHOLDERS' EQUITY	2,146	2,799
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,536	$3,906

See accompanying notes to condensed consolidated financial statements

F 2

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL QUARTER ENDED APRIL 30, 2003, 2004
(In Thousands, except per share amounts)	Three Months Ended
	April 30,

	2004	2003
NET REVENUES	Unaudited
PRODUCT	$205	$2,386
SERVICES	175	322

TOTAL NET REVENUES	380	2,708
COST OF REVENUE
PRODUCT	272	1,399
SERVICES	66	97

TOTAL COST OF REVENUE	338	1,496
GROSS PROFIT	42	1,212

OPERATING EXPENSES
Selling and marketing	78	197
Engineering, research and development	240	284
General and administrative	403	453
Other operating expenses	0	60

TOTAL OPERATING EXPENSES	721	994

INCOME (LOSS) FROM OPERATIONS	(678)	218
OTHER CHARGES
Interest expense, net	(59)	(8)
Other income (expense)	-	23

TOTAL OTHER CHARGES	(59)	15

INCOME (LOSS) FROM OPERATIONS	(737)	233
NET INCOME (LOSS)	$(737)	$233

INCOME (LOSS) PER COMMON SHARE:

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,901	12,975
NET INCOME (LOSS) PER COMMON SHARE:
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.05)	$0.02

See accompanying notes to condensed consolidated financial statements

F3

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTER ENDED APRIL 30, 2004, 2003
(In Thousands)	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES	Unaudited	Unaudited

Net income (loss)	$(737)	$233

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	90	150
Non cash interest	12	-
Provision for accounts receivable and inventory	27	32
Changes in assets and liabilities:
Decrease in accounts receivable	313	286
Decrease in inventories	43	(187)
Decrease in prepaid and other current assets	61	108
Decrease in accounts payable	(172)	(127)
Decrease in accrued expenses and other	(59)	(98)
Increase in other current liabilities	-	1

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	(422)	398

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(5)	(12)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(5)	(12)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayments) on short-term bank debt	58	(54)
Proceeds from short-term debt	500
Repayment of capital lease obligations	-	(28)
Deferred financing costs	(25)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	533	(82)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	106	304
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	72	808
CASH AND CASH EQUIVALENTS - END OF PERIOD	$178	$1,112
See accompanying notes to consolidated financial statements.

F 4

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In thousands, except per share amounts)

Entrada Networks, Inc., through its wholly owned subsidiaries, (the “Company”, “we”, “our” or “us”), is in the business of developing, marketing and selling products for the network connectivity segments. Our Torrey Pines Networks (“Torrey Pines”) subsidiary designs, manufactures, markets and sells storage area network (“SAN”) and metropolitan area network transport products. Our Rixon Networks (“Rixon”) subsidiary manufactures, markets and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers (“OEM”). In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. And, our Sync Research (“Sync”) subsidiary designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Entrada Networks, Inc., the “Company,” “We,” “Our” or “Us,” has prepared, without audit, the accompanying financial data for the three months ended April 30, 2004 and 2003 in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The January 31, 2004 balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. However, we believe that the disclosures in these consolidated financial statements are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 14, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities. Actual results could materially differ from these estimates. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of April 30, 2004 and for the three months ended April 30, 2003, have been made. The results of operations for the three months ended April 30, 2004 are not necessarily indicative of the operating results for the full year.

Recent Accounting Pronouncements

In December 2002, FASB issued Statement No. 148 (SFAS No. 148), “Accounting for Stock-Based Compensation  — Transition and Disclosure  — An Amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to follow the prescribed format and provide the additional disclosures required by SFAS No. 148 in its annual financial statements for the year ended December 31, 2002 and must also provide the disclosures in its quarterly reports containing condensed financial statements for interim periods beginning with the quarterly period ended March 31, 2003 (April 30, 2003 for us). The adoption of SFAS No. 148 did not have a material effect on our financial position or results of operations. The adoption of SFAS No. 148 did result in a modification of disclosure in our financial statements included in our Annual Report on Form 10-K for the year ended January 31, 2004, and results in modified disclosure in our quarterly financial statements included in this quarterly report.

F 5

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In thousands, except per share amounts)

	Three Months Ended April 30,
	2004	2003

Net income (loss):
As reported	$(737)	$233
Add: Stock based employee compensation expense	20	-
Deduct: Total stock based employee compensation
expense determined under fair value method	(111)	(102)

Pro forma income (loss) per share:	(828)	131
Basic and diluted EPS as reported	$(0.05)	$0.02

Pro forma basic and diluted EPS	$(0.06)	$0.01

Guarantor’s Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In the course of business the Company has contractual guarantees in the form of warranties. However, these warranties are limited and do not represent significant commitments or contingent liabilities of the indebtedness of others. This pronouncement is effective for financial statements issued after December 15, 2002 and did not expected to have a material impact on the Company’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This pronouncement requires the consolidation of variable interest entities, as defined, and is effective immediately for variable interest entities created after January 31, 2002, and for variable interest entities in which an enterprise obtains an interest after that date. We have no variable interest entities and thus this interpretation does not have a material impact our financial statements.

BALANCE SHEET DETAIL

Consolidated inventories at April 30, 2004 and January 31, 2004 consist of:

	April 30, 2004	January 31, 2004

Raw material	$2,557	$3,002
Work in process	88	61
Finished goods	2,912	2,642

	5,557	5,705
Less: valuation reserve	(3,306)	(3,411)

Net Inventories	$2,251	$2,294

    On February 6, 2004, we received $500,000 in debt financing from an unrelated and unaffiliated party. As part of this financing, we issued a one-year 18% Promissory Note secured by our assets and warrants to purchase 500,000 shares of common stock at a price of $0.35 per share for three years with piggyback registration rights. The Company has the right to prepay the loan without any penalties. This loan matures on January 29, 2005.

TREASURY STOCK

During April 2004, the Company re-issued 166,667 of our 384,615 treasury shares at cost to SBI Advisors, LLC for payment of fees in connection with the short-term debt issued on February 6, 2004. The fair value of the re-issued treasury shares are included in deferred interest costs in the amount of $28.

F 6

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In thousands, except per share amounts)

STOCKHOLDERS’ EQUITY

We are authorized to issue the following shares of stock:
50,000,000 shares of Common Stock
  2,000,000 shares of Preferred Stock

During the quarter ended April 2004, the Company issued 500,000 warrants for their relative fair value. The deferred interest cost related to the warrants will be amortized over the life of the short-term debt issued February 6, 2004.

EARNINGS PER SHARE CALCULATION

The following data show the amounts used in computing basic earnings per share for the three months ended April 30, 2004 and 2003.

	Three Months Ended April 30,
	2004	2003

Net income (loss) available to common
stockholders used in basic and diluted EPS	$(737)	$233

Weighted average number of common shares
used in basic EPS	13,900,720	12,974,785

We had loss of ($737) for the three month period ended April 30, 2004. Accordingly, the effect of dilutive securities including vested and non-vested stock options to acquire common stock are included in the calculation of EPS because the effect would be dilutive. The following data shows the effect of including the effect of dilutive securities on determining the weighted average number of common shares used to compute diluted EPS.

	Three Months Ended April 30,
	2004	2003

Net income (loss) available to common
stockholders used in basic EPS	$(737)	$233

Weighted average number of common shares
used in basic EPS	13,900,720	12,974,785
Effect of dilutive securities:
Stock benefit plans	-	400,878

Weighted average number of common shares
and dilutive potential common stock
used in diluted EPS	13,900,720	13,375,663

The shares issuable upon exercise of options represent the quarterly average of the shares issuable at exercise net of the shares assumed to have been purchased, at the average market price for the period, with the assumed exercise proceeds. Accordingly, options with exercise prices in excess of the average market price for the period are excluded because their effect would be antidilutive. Options to purchase common shares that were outstanding but were not included in the computation of diluted earnings per shares because their exercise price was greater than the average market price of the common shares for the period each option was outstanding were 2,135,434 and 689,301 for the three months ended April 30, 2004 and 2003, respectively.

COMMITMENTS AND CONTINGINCIES

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 65% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5% (6.5% at April 30, 2004). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. The warrants were valued at $54,000 at the time of issuance. The $54,000 of deferred interest was amortized as interest expense over the twelve month term of the credit arrangement in the fiscal year 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility will expire on October 31, 2004. In March 2003 the bank increased our eligible receivables limit to 80% of eligible accounts receivable. We were not in compliance with our bank line of credit covenants as of January 31, 2004. On April 19, 2004 our bank lowered our required minimum tangible net worth to $2.5 million. As of April 30, 2004, we were in compliance.

F 7

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In thousands, except per share amounts)

Under its bylaws, the Company is obligated to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director’s serving in such capacity. In addition, the Company has indemnification agreements with four of its directors that requires, subject to certain exceptions, to indemnify them to the fullest extent authorized or permitted by its bylaws and the Delaware Corporation Code. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officer liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of April 30, 2004.

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, and customers, landlords and (ii) its agreements with investors. Under these provisions the Company generally indemnifies and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. In addition, in some cases, the Company has agreed to reimburse employees for certain expenses and to provide salary continuation during short-term disability. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of April 30, 2004.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject us to concentration of credit risk consist primarily of temporary cash investments and trade receivables. As regards the former, we place our temporary cash investments with high credit financial institutions. At times such amounts may exceed F.D.I.C. limits.

Although we are directly affected by the economic well being of significant customers listed in the following tables, management does not believe that significant credit risk exists at April 30, 2004. We perform ongoing evaluations of our customers and require letters of credit or other collateral arrangements as appropriate.

At April 30, 2004, Geico accounted for 53.7%, Ingram Micro accounted for 15.6% and Lucent Technologies accounted for 10.1% of net receivables. At January 31, 2004 IntegraSys accounted for 62.0% and Ingram Micro accounted for 14.0% of net receivables.

Customers accounting for more than 10% of net revenues during the quarters ended April 30, 2004 and 2003 were:

	April 30, 2004	April 30, 2003

Cisco	-	71.5%
IntregraSys	22.7%	-
Geico Insurance	14.8%	-
Ingram Micro	13.8%
MCI Worldcom	-	15.0%

F 8

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In thousands, except per share amounts)

OPERATING SEGMENT INFORMATION

Geographical Information

    The table below presents external revenues based on the locations of the customer:

	Three months ended April 30
	2004	2003

Net Revenues:
United States	$323	$2,629
Europe	57	79
Other	--	--

Total net revenues	$380	$2,708

Products and Service Revenue

    The table below presents external revenues for groups of similar products and services:

	Three months ended April 30,
	2004	2003

Net Revenues:
Network adapter cards	$130	$2,262
Frame relay network products	75	124
Service and support	175	322

Total net revenue	$380	$2,708

Supplemental Financial Information

    There were no intersegment revenues.

Three Month Segment Financial Information ended April 30, 2004:

    We have three operating segments, Rixon Networks, Inc., Sync Research, Inc. and Torrey Pines Networks, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Quarter ended April 30, 2004
Total Revenues	$130	$250	$-	$380

Net Income (loss)	(693)	75	(119)	(737)

Depreciation and amortization expense	35	14	41	90
Inventory reserve additions	-	-	-	-
Capital asset additions	5	-	-	5
Total Assets	$2,162	$693	$678	$3,533

F 9

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In thousands, except per share amounts)

Three Month Segment Financial Information ended April 30, 2003:

    We have three operating segments, Rixon Networks, Inc., Sync Research, Inc. and Torrey Pines Networks, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Quarter ended April 30, 2003
Total Revenues	$2,262	$446	$-	$2,708

Net Income (loss)	201	113	(81)	233

Depreciation and amortization expense	95	14	41	150
Inventory reserve additions	26	-	-	26
Capital asset additions	-	-	-	-
Total Assets	$4,997	$1,897	$701	$7,595

F 10

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

F 11

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Entrada Networks, Inc.
Irvine, California

    We have audited the accompanying consolidated balance sheets of Entrada Networks, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of January 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Los Angeles, California
March 25, 2004, except for Note P, which is as of May 14, 2004

F 12

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS JANUARY 31, 2004 AND 2003
(In Thousands)	As of
	January 31, 2004	January 31, 2003

ASSETS
CURRENT ASSETS
Cash and equivalents	$72	$808
Short-term investments	-	45
Accounts receivable, net (Note R)	561	1,329
Inventory, net (Notes B, and R)	2,294	3,576
Prepaid expenses and other current assets	350	509
TOTAL CURRENT ASSETS	3,277	6,267

PROPERTY AND EQUIPMENT, NET (Note C)	590	1,073
OTHER ASSETS
Deposits	39	31
Restricted Cash	-	300
TOTAL OTHER ASSETS	39	331

TOTAL ASSETS	$3,906	$7,671

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$383	$810
Other current and accrued liabilities (Note E)	659	1,409
Short-term debt (Note D)	65	474
Current maturities of long term debt and capital leases (Note G)	-	68

TOTAL LIABILITIES	1,107	2,761
COMMITMENTS AND CONTINGENCIES (Notes H and I)
STOCKHOLDERS' EQUITY (Note J)
Preferred stock, $.001 par value; 2,000 shares authorized; -0- shares issued.
Common stock, $.001 par value; 50,000 shares authorized; 13,901 shares issued and outstanding at January 31, 2004; 12,937 shares issued
and outstanding at January 31, 2003	13	13
Treasury Stock (402,616 shares at cost)	(127)	-
Additional paid-in capital	52,001	52,001
Accumulated deficit	(49,088)	(47,104)
TOTAL STOCKHOLDERS' EQUITY	2,799	4,910

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,906	$7,671

See accompanying notes to consolidated financial statements.

F 13

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JANUARY 31, 2004, 2003, 2002
(In Thousands, except per share amounts)
	Years Ended January 31

	2004	2003	2002

NET REVENUES
PRODUCT	$5,224	$12,243	$10,125
SERVICES	997	1,388	3,138

TOTAL NET REVENUES	6,221	13,631	13,263
COST OF REVENUE
PRODUCT	4,532	6,909	6,868
SERVICES	326	206	889

TOTAL COST OF REVENUE	4,858	7,115	7,757
GROSS PROFIT	1,363	6,516	5,506

OPERATING EXPENSES
Selling and marketing	456	830	3,438
Engineering, research and development	1,150	1,172	6,499
General and administrative	1,457	2,139	4,035
Other operating expenses	341	480	1,741
Non-recurring one-time charges (Note F)	-	-	248

TOTAL OPERATING EXPENSES	3,404	4,621	15,961

INCOME (LOSS) FROM OPERATIONS	(2,041)	1,895	(10,455)

OTHER INCOME (EXPENSE)
Interest expense, net	(14)	(69)	(195)
Other income (expense)	71	(84)	-

TOTAL OTHER INCOME (EXPENSE)	57	(153)	(195)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,984)	1,742	(10,650)
INCOME (LOSS) ON DISCONTINUED
OPERATIONS (Note A)	-	-	3,401

NET INCOME (LOSS)	$(1,984)	$1,742	$(7,249)

INCOME (LOSS) PER COMMON SHARE (Note M):

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,528	12,801	10,994
NET INCOME (LOSS) PER COMMON SHARE:
CONTINUING OPERATIONS	$(0.15)	$0.14	$(0.97)
DISCONTINUED OPERATIONS	-	-	$0.31

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.15)	$0.14	$(0.66)

    See accompanying notes to consolidated financial statements.

F 14

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED JANUARY, 2004, 2003 and 2002
(In Thousands)
COMMON				ADDITIONAL		TOTAL
STOCK			TREASURY	PAID IN	ACCUMULATED	STOCKHOLDERS'
Shares		Amount	STOCK	CAPITAL	DEFICIT	EQUITY

BALANCE AT JANUARY 31, 2001	10,993	$11	-	$51,722	$(41,597)	$10,136
Silicon Valley Bank Warrants	-	-		42	-	42
Beneficial conversion feature of					-
convertible note	-	-		229	-	229
Stock issuance program	586	1		79	-	80
Net Loss					(7,249)	(7,249)

BALANCE AT JANUARY 31, 2002	11,579	12	-	52,072	(48,846)	3,238
Stock issuance program	1,358	1		188	-	189
Acquisition of beneficial conversion
f eature (Note G )	-	-		(259)	-	(259)
Net income	-	-		-	1,742	1,742

BALANCE AT JANUARY 31, 2003	12,937	13	-	52,001	(47,104)	4,910
Treasury Stock			$(127)
Warrants Exercised	964	-		-	-	-
Net Loss	-	-		-	(1,984)	(1,984)

BALANCE AT JANUARY 31, 2004	13,901	$13	$(127)	$52,001	$(49,088)	$2,799

    See accompanying notes to consolidated financial statements.

F 15

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED JANUARY 31, 2004, 2003, 2002
(In Thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,984)	$1,742	$(7,249)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	486	606	2,700
Non cash write off	-	1,062	-
Non cash interest	-	104	-
Write off of fixed assets	1	153	-
Accounts receivable and inventory reserve (Note R)	1002	-	2,412
Warrants issued in conjunction with credit facility	-	-	42
Gain on extinguishment of convertible note	-	(134)
Issuance of common stock in payment of expenses	-	100	80
Changes in assets and liabilities net of effects of business entity acquisition:
(Increase) decrease in accounts receivable	807	648	2,720
(Increase) decrease in inventories	175	(538)	(1,582)
(Increase) decrease in prepaid and other current assets	517	17	65
Increase (decrease) in accounts payable	(428)	(1,722)	(722)
Increase (decrease) in accrued expenses	(584)	(1,474)	(2,620)
Increase (decrease) in other current liabilities	(164)	196	-

NET CASH PROVIDED BY (USED IN) CONTINUING OPERATING ACTIVITIES	(172)	760	(4,154)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(4)	(26)	(2,055)
Short-term investments	(82)	(45)	-

NET CASH USED IN INVESTING ACTIVITIES	(86)	(71)	(2,055)
CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of beneficial conversion feature (Note G)	-	(259)	-
Proceeds from issuances of common stock (Note J)	-	4
Net proceeds from short-term debt (Note D)	(410)	(211)	(2,882)
Proceeds (repayment) from long-term debt, net (Note G)	-	30	250
Repayment of capital lease obligations (Note H)	(68)	(143)	(414)
Proceeds from exercise of stock options (Note K)	-	-	-

NET CASH USED IN FINANCING ACTIVITIES	(478)	(579)	(3,046)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(736)	110	(9,255)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	808	698	9,953

CASH AND CASH EQUIVALENTS - END OF YEAR	$72	$808	$698

See accompanying notes to consolidated financial statements.

F 16

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In Thousands, except share and per share amounts)

A.   THE COMPANY, BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

Entrada Networks, Inc., through its wholly owned subsidiaries, (the “Company”, “we”, “our” or “us”), is in the business of developing, marketing and selling products for the network connectivity segments. Our Torrey Pines Networks (“Torrey Pines”) subsidiary designs, manufactures, markets and sells storage area network (“SAN”) transport switching products. Our Rixon Networks (“Rixon”) subsidiary designs, manufactures, markets and sells a line of fast and gigabit Ethernet products that are incorporated into the remote access and other server products of Original Equipment Manufacturers (“OEM”). In addition, some of its products are deployed by telecommunications network operators, applications service providers, internet service providers, and the operators of corporate local area and wide area networks for the purpose of providing access to and transport within their networks. And, our Sync Research (“Sync”) subsidiary designs, manufactures, markets, sells and services frame relay products for some of the major financial institutions in the U.S. and abroad.

    We operate from our facility in Irvine, California.

The Company, incorporated in Delaware as Sync Research, Inc., is the product of a reverse merger completed on August 31, 2000 with a wholly owned subsidiary of Sorrento Networks Corporation. This subsidiary was doing business as Entrada Networks. Subsequent to the merger, the former parent of Entrada Networks disposed of 5,517,500 of its shares of our common stock and holds approximately 458,286 or 3.3% of our common shares outstanding as of January 31, 2004.

    Management’s Plan The Company has reported operating losses for four out of the most recent five fiscal years. For the year ended January 31, 2004, Entrada reported operating losses of approximately $2.0 million and negative cash flows from operations of $172. The Company has also had an accumulated deficit of $49.1 million. In 2003 and 2002, Entrada reported operating income (loss) of $1.7 million and ($10.7) million, positive (negative) cash flows from operations of $760 and ($4.2) million. Management and the Board of Directors have approved a plan of operation for fiscal 2005 that forecasts modest sales growth, additional expense reductions, and additional financings for acquisitions. Management has thoroughly discussed these plans to address the Company’s current difficult financial state, and while there is agreement that the plan to assure our continued existence is viable and can be achieved, there can be no assurance that these plans will come to fruition. The strategic plan developed by Management and approved by the Board of Directors calls for the Company to:

        Commercialize Torrey Pines Networks’ optical Silverline™ SAN and metropolitan area networks transport product line.

    Explore acquisition opportunities that fit into our existing technologies with emphasis on our storage markets. We have retained the investment banking services of SBI USA, a division of First Securities USA, Inc. As part of this engagement, SBI USA will provide advisory services with respect to capital raising, mergers and acquisitions, and communications with the investment community. SBI USA has also initiated a program to raise further external financing in order to allow us to pursue our business plan. This calls for acceleration of organic growth opportunities, especially in the storage area network transport product line where we are developing and marketing the Silverline™-CWDM product line, and we are actively pursuing acquisition opportunities to complement the current lines of business.

       Bring our Rixon operation back to profitability through increased sales efforts and reduced overhead.

           And, maintain superior service and support for our Sync legacy products to sustain our recent profitable track record.

    Discontinued operations. In September 2000, our Board of Directors had concluded that the operations of our frame relay business would not contribute to our profitability or toward our goal of entering the storage area networking market space and adopted a formal plan to discontinue this business operated by Sync.

The $10.4 million loss on the disposal of Sync during the fiscal year ended January 21, 2001 is as follows:

Item	Amount (millions)	Description

Inventory impairment	$ 2.2
This adjustment records a full reserve against the cost basis of Sync’s inventory based upon the intent to abandon the inventory. This assumes that as a discontinued operation, the inventory value is zero as the need to dispose of inventory would result in minimal return.

Severance	1.1	This adjustment records the costs associated with the termination of our employees and assumes the elimination of all of the Sync employees: 45 people including 8 change of control/contract personnel.
Vendor payables	1.1	We recorded an accrual for costs due and payable under the termination provisions of an agreement with a contract manufacturing vendor.
Lease termination accrual	0.7	We recorded an accrual for the remaining lease costs and lease related costs for the physical location of the discontinued operations, net of sub lease income.
Goodwill impairment	4.3	Assumes 4.2 million shares at $2.75 per share offset by the valuation of Sync Research of $8.4 million at August 30, 2000 with the addition of $1.1 million merger expenses.
Fixed asset impairment	1.0	This adjustment assumed that the Sync fixed asset book value would be fully reserved as a discontinued operation due to the abandonment of fixed assets.

Total Loss	$10.4

F 17

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

On September 6, 2001, we announced our restructuring plan creating three separate wholly owned subsidiaries. The discontinued frame relay business was retained as Sync Research, Inc. as one of the three subsidiaries. Sync Research, Inc. will continue to serve its current frame relay customers and provide manufacturing, service and repair facilities for the other subsidiaries. On September 18, 2001, our Board of Directors approved a plan to reclassify Sync Research as an operating unit. In this capacity, Sync Research, Inc. became an integral part of Entrada Networks.

Sync Research, Inc. was reclassified as an operating unit during the third quarter of fiscal year ended January 31, 2002. The $3.4 million offsetting balance in the fiscal 2002 income statement is the balance of the goodwill of $4.3 million reduced by the $0.9 million Sync Research income at the interim period when Sync was retained.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All references to a fiscal year refer to the fiscal year ending on the January 31 of that year. For example, references to fiscal 2004 refer to the fiscal year beginning on February 1, 2003 and ending on January 31, 2004.

Principles of Consolidation – The balance sheets as of January 31, 2004 and 2003 and the consolidated statement of operations for the years ended January 31, 2004, 2003 and 2002 reflect our accounts and all subsidiaries controlled by us after the elimination of significant inter-company transactions and balances.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and the loss on disposal of discontinued operations. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – All cash on hand and in banks, certificates of deposit and other highly-liquid investments with original maturities of three months or less, when purchased are considered to be cash equivalents.

Restricted Cash – Restricted cash represents amounts pledged as collateral for remaining lease payments on the facility occupied by us in Irvine, California. This collateral was released during fiscal 2004.

Accounts Receivable – In the normal course of business, we extend unsecured credit to our customers related to the sales of various products. Typically, credit terms require payment within thirty days from the date of shipment. We evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We provide an allowance for doubtful accounts based on our continuing evaluation of our customers’ credit risk. We generally do not require collateral from our customers.

Inventory – Inventories, comprised of raw materials, work in process, finished goods and spare parts, are stated at the lower of cost (first-in, first-out method) or market. Inventories at January 31, 2004 and 2003 consist of:

	2004	2003

Raw material	$3,002	$3,736
Work in process	61	163
Finished goods	2,642	3,486

Total Inventory	5,705	7,385
Less: Valuation reserve	(3,411)	(3,809)

Total Net Inventory	$2,294	$3,576

F 18

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

Fair Value of Financial Instruments – The fair value of financial instruments, consisting of cash and equivalents and short term debt, are determined by reference to various market data and other valuation techniques as appropriate. We believe that there are no material differences between the recorded book values of our financial instruments and their estimated fair value.

Property and Equipment – Property and equipment are recorded at historical cost. Repair and maintenance costs are expensed when incurred. Depreciation and amortization are provided over the estimated useful lives of the individual assets or the terms of the leases, if shorter, using straight-line methods. Useful lives for property and equipment range from 3 to 7 years.

Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the contracts, with an equivalent liability categorized as appropriate under current or non-current liabilities. Such assets are depreciated on the same basis as described above. Interest expense, which represents the difference between the minimum payments and the present value of the minimum payments at the inception of the lease, is allocated to accounting periods using a constant rate of interest over the lease.

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset’s undiscounted expected cash flows are not sufficient to recover its carrying amount. We measure impairment loss by comparing the fair market value, calculated as the present value of expected future cash flows, to its net book value. Impairment losses, if any, are recorded currently.

Software Development – Software development costs where technological feasibility has not been established are expensed in the period in which they occurred. Internal software development costs are capitalized in accordance with Statement of Position 98-1. Otherwise, development costs that will become an integral part of our products are deferred in accordance with Statement of Financial Accounting Standards No. 86. The deferred costs are amortized using the straight-line method over the remaining estimated economic life of the product or the ratio that current revenues for the product bear to the total of current and anticipated future revenues for that product. There was no internal software that was terminated and expensed for the years ended January 31, 2004, 2003 and 2002.

Research and Development – We expense research and development costs as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2, “Accounting for Research and Development Costs”. Research and development costs are costs associated with products or processes for which technological feasibility has not been proven and future benefits are uncertain.

Revenue Recognition – We generally recognize product revenue when the products are shipped, all substantial contractual obligations, if any, have been satisfied, and the collection of the resulting receivable is reasonably assured. Revenue from installation is recognized as the services are performed to the extent of the direct costs incurred. Revenue from service obligations is deferred and recognized over the life of the contract. Inventory or demonstration equipment shipped to potential customers for field trials is not recorded as revenue. We accrue for estimated sales returns and other allowances at the time of shipment. Although some of our products contain a software component, the software is not sold separately and we are not contractually obligated to provide software upgrades to our customers.

Warranty and Customer Support – We typically warrant our products against defects in materials and workmanship for a period of one to five years from the date of sale and a provision for estimated future warranty and customer support costs is recorded when revenue is recognized. To date, warranty and customer support costs have not been material.

Income Taxes – Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” The statement employs an asset and liability approach for financial accounting and reporting of deferred income taxes generally allowing for recognition of deferred tax assets in the current period for future benefit of net operating loss and research credit carry forwards as well as items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized if, on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See Note J).

Advertising – We expense advertising expenditures as incurred. Advertising expenses consist of direct expenditures. Advertising expenses for fiscal 2004, 2003, and 2002 were $0, $0, and $184, respectively.

Income and Loss Per Common Share –Basic income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in our case consist of shares issuable under stock option plans and warrants. Potential common shares would not be included in the diluted loss per share computation for fiscal 2002 and 2001, as they would be anti-dilutive. (See Note M).

Stock-Based Compensation All stock options issued to employees have an exercise price not less than the fair market value of our common stock on the date of grant, and in accordance with the accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in our financial statements. Options which were granted prior to our August 31, 2000 merger were valued as part of the consideration for the merger. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates in accordance with the method delineated in Statement of Financial Accounting Standards No. 123 our net loss and loss per share for the years ended January 31, 2004, and 2002 would have been increased, and our income and income per share for the year ended January 31, 2003 would have decreased :

F 19

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

	Fiscal Year
	2004	2003	2002

Net income (loss) As reported:	$ (1,984)	$ 1,742	$ (7,249)
Add: Stock based employee compensation expense	117	-	-
Deduct: Total stock based employee compensation expense determined under fair value method	(250)	(15)	(836)

Pro forma income (loss) per share:	(2,117)	1,727	(8,085)
Basic and diluted EPS as reported	$ (0.15)	$ 0.14	$ (0.66)
Pro forma basic and diluted EPS	$ (0.15)	$ 0.13	$ (0.74)

New Accounting Pronouncements

Accounting for Asset Retirement Obligations - In June 2001, Financial Accounting Standards Board (FASB) issued Statement No. 143 (SFAS No. 143), “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. The Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of SFAS No. 143 did not have a material effect on our financial position or results of operations.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections - In April 2002, FASB issued Statement No. 145 (SFAS No. 145), “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” effective on or after May 15, 2002. This Statement rescinds SFAS No. 4 and an amendment of that Statement, and SFAS No. 64. This Statement also rescinds SFAS No. 44. SFAS No. 145 prevents gains or losses on the extinguishment of debt that do not meet the criteria of APB 30 to be treated as extraordinary. This Statement amends SFAS No. 13, to eliminate an inconsistency between the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 did not have a material effect on our financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities - In June 2002, FASB issued Statement No. 146 (SFAS No. 146), “Accounting for Costs Associated with Exit or Disposal Activities,” effective for activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The adoption of SFAS No. 146 did not have a material effect on our financial position or results of operations.

Guarantor’s Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In the course of business the Company has contractual guarantees in the form of warranties. However, these warranties are limited and do not represent significant commitments or contingent liabilities of the indebtedness of others. This pronouncement is effective for financial statements issued after December 15, 2002 and did not have a material impact on the Company’s financial statements.

Consolidation of Variable Interest Entities - In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This pronouncement requires the consolidation of variable interest entities, as defined, and is effective immediately for variable interest entities created after January 31, 2002, and for variable interest entities in which an enterprise obtains an interest after that date. We have no variable interest entities and thus this interpretation is not expected to have a material impact our financial statements.

F 20

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

C.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following components as of January 31, 2004 and 2003:

	2004	2003

Manufacturing, engineering and plant equipment and software	$8,469	$8,471
Office furniture and fixtures	275	275
Leasehold and building improvements	249	249

Total property and equipment	8,993	8,995
Less: Accumulated depreciation and amortization	(8,403)	(7,922)

Net book value	$590	$1,073

Depreciation expense for fiscal 2004, 2003, and 2002 was $486, $606, and $2,700, respectively.

D.   SHORT TERM DEBT

Short term debt at January 31, 2004 and 2003 consisted of the following:

	Fiscal 2004	Fiscal 2003

Floating interest rate loan based on 2.5% over lender’s
prime rate secured by all of our tangible assets	$65	$474

Our Silicon Valley Bank credit facility has a maximum limit of $2.0 million, subject to a limitation equal to 80% of our eligible receivables plus the lesser of $1.0 million or 40% of the liquidation value of our eligible inventory. Borrowings under the credit line bear interest at the bank's prime rate plus 2.5%(6.5% at January 31, 2004). In connection with the line of credit, we issued Silicon Valley Bank five-year warrants to purchase 75,757 shares of our common stock at $3.30 per share. The warrants were valued at $54,000 at the time of issuance. The $54,000 of deferred interest was amortized as interest expense over the twelve month term of the credit arrangement in the fiscal year 2002. The credit arrangement is subject to covenants regarding our tangible net worth, and is collateralized by accounts receivable, inventory and equipment. The credit facility will expire on October 31, 2004. We were not in compliance with our bank line of credit covenants as of January 31, 2004. On April 19, 2004, we became compliant as of April 30, 2004 after our bank lowered our minimum required equity to $2.5 million.

E.   OTHER CURRENT AND ACCRUED LIABILITIES

Fiscal Year
	2004	2003

Payroll and employee benefits	$102	$202
Accrued accounts payable	55	269
Sales tax payable	29	35
Deferred maintenance	394	559
Accrued audit	60	23
Office lease	-	257
Other	19	64

Total	$659	$1,409

F 21

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

F.   NON-RECURRING ONE-TIME CHARGES

None

G.   LONG-TERM DEBT

Long-term debt at January 31, 2004 and 2003 consisted of the following:

	2004	2003

Obligations under finance leases (See Note H)	-	$68

Sub Total	-	68
Less: Current portion	-	68

Total	-	-

    On January 17, 2003, we repaid a $250 senior convertible note and reacquired the associated beneficial conversion feature.

H.   LEASES AND OTHER COMMITMENTS

Rental expense under operating leases was $, $686, and $911for the years ended January 31, 2004, 2003 and 2002, respectively. There were no future commitments in excess of one year as of January 31, 2004.

The net book value of equipment under capital leases was $0 and $100 at January 31, 2004 and 2003, respectively.

In the merger agreement between Sync Research and our former parent, then Osicom Technologies, Inc. and now Sorrento Networks Corporation, Sorrento agreed to indemnify and hold us harmless against any liability arising after the merger in connection with the termination of a certain frozen defined pension plan maintained by Rixon Networks, Inc. A consultant retained by Sorrento and by the successor corporation to the entity from whom Sorrento originally purchased the company that became Rixon Networks, had advised them that the cost of termination of the pension plan in question could be in excess of $3 million. Sorrento, after consultation with the entity from whom Sorrento originally purchased what is now Rixon Networks, are to advise us of their arrangement for the termination or continuation of the plan. To date Sorrento and the original entity has made minimum required contributions to the plan. In the opinion of our special counsel, we are not responsible for the termination cost and our obligation is to oversee the administration of the plan. We have not recorded any reserve for the cost of termination.

F 22

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

I.   LITIGATION

From time to time we are involved in various litigation and proceedings incidental to the normal conduct of our business. Although it is impossible to predict the outcome of any outstanding legal proceedings, we believe that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material effect on our financial position, the results of operations or cash flows.

J.   STOCKHOLDERS’ EQUITY

We are authorized to issue the following shares of stock:
50,000,000 shares of Common Stock ($.001 par value)
2,000,000 shares of Preferred Stock ($.001 par value)

None of our preferred stock was outstanding during the years ended January 31, 2004 and 2003.

K.   STOCK OPTION PLANS AND STOCK AWARD PLAN

We have four stock options plans with outstanding options: The 1991 Stock Option Plan, the 1996 Stock Option Plan, the 1999 Stock Option Plan and the 2000 Stock Option Plan. Only the 2000 Stock Option Plan is active. This plan provides for the granting of incentive or non-statutory stock options to certain key employees, non-employee members of the Board of Directors, consultants and independent contractors. Options are granted at a price equal to 100% of the fair market value of our common stock at the date of grant. Options typically vest at a rate of 25% of the shares on the first anniversary of the vesting commencement date and 1/36th of the remaining shares at the end of each month and expire not later than 10 years from the date of grant. The purpose of this plan is to attract, retain, motivate and reward our officers, directors, employees and consultants to maximize their contribution toward our success.

The following table summarizes the activity in our plans:

		Weighted Average
	Number of Shares	Exercise Price

Shares under option at January 31, 2001	3,407,347	$4.08
Granted	1,376,400	$0.61
Canceled	(1,777,981)	$3.39

Shares under option at January 31, 2002	3,005,766	$2.89
Granted	85,500	$0.14
Cancelled	(1,584,524)	$3.59

Shares under option at January 31, 2003	1,506,742	$2.65
Granted	1,521,583	$0.23
Cancelled	(53,519)	$0.54

Shares under option at January 31, 2004	2,974,806	$1.11

F 23

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

Additional information relating to stock options outstanding and exercisable at January 31, 2004 summarized by exercise price is as follows
:

	Outstanding				Exercisable
	Weighted Average				Weighted Average

Exercise Price Per Share	Shares	Life (Years	)	Exercise Price	Shares	Exercise Price

$0.10 - $0.15	813,250	7.98		$0.13	610,516	$0.13
$0.17 - $0.20	109,000	8.13		$0.19	73,792	$0.18
$0.22 – $0.22	1,041,883	9.02		$0.22	943,576	$0.22
$0.28- $4.00	623,373	7.87		$1.50	287,873	$2.91
$4.06 - $20.00	387,300	6.21		$5.33	387,300	$5.33

$0.10 - $20.00	2,974,806	8.09		$1.11	2,303,057	$1.39

The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003

Risk free interest rate	4.2%	4.1%
Stock volatility factor	183%	196%
Weighted average expected option life	8.09 years	8.07 years
Expected dividend yield	0.0%	0.0%
Fair value of options granted	$0.01 to $0.23	$0.01 to $0.16
Weighted average fair value of options granted	$0.23	$0.13

L.   INCOME TAXES

    At January 31, 2004, our deferred income tax assets consist primarily of net operating loss carry forwards. The deferred tax asset was fully reserved as of January 31, 2004.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that insufficient evidence exists to conclude that it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2003 the Company had available federal and state net operating loss carry forwards of approximately $91 million and $30 million, respectively, for income tax purposes. The federal and state losses will expire in varying amounts through 2022 and 2008, respectively. As of January 2004, 2003 and 2002 our effective income tax rate differs from the federal statutory income tax rate due to state taxes net of federal benefit, and other items.

The utilization of the loss carry forwards as an offset to future taxable income is subject to limitations under U.S. federal income tax laws. One such limitation is imposed when there is a greater than 50% ownership change. We believe that such an ownership change occurred on August 31, 2000. Of the approximately $91 million and $30 million NOL for federal and state taxes, approximately $64 million and $20.6 million will be subject to such limitation, respectively. At January 31, 2004 and 2003, we recorded a valuation allowance to reduce the deferred tax asset to zero because the recognition of the tax benefit could not be assured.

F 24

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

M.   EARNINGS PER SHARE CALCULATION

The following data show the amounts used in computing basic and diluted earnings per share.

	2004	2003	2002

Net income (loss) available to common shareholders used in basic EPS	$(1,984)	$1,742	$(7,249)

Average number of common shares used in basic EPS	13,528,059	12,800,555	10,994,240

We incurred a net loss from continuing operations for the years ending January 31, 2004 and 2002. Accordingly, the effect of dilutive securities including vested and non-vested stock options, warrants, and convertible debt, to acquire common stock are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

	2004	2003	2002

Net income (loss) available to common shareholders
used in basic EPS	$(1,984)	$1,742	$ (7,249)

Average number of common shares used in basic EPS	13,528,059	12,800,555	10,994,240

Effect of dilutive securities: stock benefit plans	239,426	84,134	-

Average number of common shares and dilutive
potential common stock used in diluted EPS	13,767,485	12,884,689	10,994,240

For the fiscal years ended January 31, 2004 and 2003, 1,989,577and 148,495 options, respectively, were not included in the computation of diluted earnings per shares because their exercise price was greater than the average market price of the common shares for the period.

N.   SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid for interest for the fiscal years ending 2004, 2003, and 2002 was 22, 50, 137, respectively.

F 25

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

O.    CONCENTRATIONS OF CREDIT RISK

	Percent net revenues			Percent net receivables
Description	Fiscal years ended January 31,			Fiscal years ended January 31,

	2004	2003	2002	2004	2003	2002

Cisco	56.7%	56.9%	19.6%	-%	45.9%	47.0%
MCI WorldCom	-	-	-	-	31.9	-
Ingram Micro	-	-	-	14.0	10.9	-
Wells Fargo Bank -	-	-	-	-	14.2	-
Solectron	-	-	11.3	-	-	11.7
IntegraSys	-%	-%	-%	62.0%	-%	-%

P.   SUBSEQUENT EVENTS

This note is specified in dollar amounts

On February 6, 2004, we received $500,000 in debt financing from an unrelated and unaffiliated party. As part of this financing, we issued a one-year 18% Promissory Note secured by our assets and warrants to purchase 500,000 shares of common stock at a price of $0.35 per share for three years with piggyback registration rights. The Company has the right to prepay the loan without any penalties. This loan matures on January 29, 2005.

On May 14  2004, the Company entered into Stock Purchase Agreements with SBI Brightline IV LLC, and Trilogy Investment Fund I, LLC ("Purchasers"). Subject to the terms of the Agreements the Company may issue and sell to the Purchasers and the Purchasers shall purchase from the Company up to 9,000,000 shares of common stock in four tranches as defined below:

                TRANCHE SCHEDULE

Tranche	Number of Tranche Shares to be Purchased by SBI Brightline IV	Purchase Price		Number of Tranche Shares to be Purchased by Triology Investment Fund I	Purchase Price
First Tranche	1,500,000	$300,000 ($0.20 per share	)	750,000	$150,000 ($0.20 per share	)
Second Tranche	1,500,000	$412,500 ($0.275 per share	)	750,000	$150,000 ($0.20 per share	)
Third Tranche	1,500,000	$412,500 ($0.275 per share	)	750,000	$206,250 ($0.275 per share	)
Fourth Tranche	1,500,000	$450,000 ($0.30 per share	)	750,000	$206,250 ($0.275 per share	)

TOTAL	6,000,000	$1,575,000		3,000,000	$712,500

F 26

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

    The Company may elect to sell all or part of Tranche Shares in the order listed above to the Purchasers at any time commencing on the date on which the Registration Statement of the Company covering the resale of the Shares is declared effective. The Company plans to file this Registration Statement in May 2004.

On May 14,  2004, the Company entered into a Term Loan agreement with  Hong Kong League Central Credit Union and Brightline Bridge Partners 1, LLC ("Lenders") and SBI Advisors, LLC as agent for the Lenders for $1,000,000. The Term Loan shall be repaid by January 29, 2005 without prepayment penalties. The Term Loan bears interest at 24% per annum. SBI Brightline IV, LLC and Brightline Bridge Partners 1, LLC received May     , 2004, three year warrants to purchase 3,450,000 and 1,550,000 common stock shares, respectively, exercisable at $0.16 per common share as part of this transaction. Also, $75,000 of compensation expense in cash and 125,000 shares of common stock will be recorded in the second quarter of current fiscal year 2005. These warrants also have piggyback registration rights which the Company will include in the Registration Statement as mentioned above.

The above transactions did not involve a public offering and therefore were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act").

Q.   RELATED PARTY TRANSACTIONS

Dr. Chadha’s brother is the managing member of HandsOn Ventures, LLC, which had purchased the $250 senior convertible debenture due January 2004 and warrants due January 2007, in February 2002. The debenture was fully paid and retired in January 2003.

R.   EVALUATION AND QUALIFYING ACCOUNTS

Changes in the inventory valuation reserve were as follows:

Balance at January 31, 2001	3,340
Additions charged to costs and expenses	2,200
Amounts used during year	(81)

Balance at January 31, 2002	5,459
Additions charged to costs and expenses	1,062
Amounts used during year	(2712)

Balance at January 31, 2003	3,809
Additions charged to costs and expenses	1,097
Amounts used during year	(1,495)

Balance at January 31, 2004	$3,411

F 27

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

Changes in the accounts receivable valuation reserve were as follows:

Balance at January 31, 2001	400
Additions charged to costs and expenses	692
Amounts used during year	(335)

Balance at January 31, 2002	757
Additions charged to costs and expenses	16
Amounts used during year	(561)

Balance at January 31, 2003	212
Reductions charged to costs and expenses	(95)
Amounts used during year	(78)

Balance at January 31, 2004	$39

F 28

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

S.   UNAUDITED QUARTERLY FINANCIAL DATA

Amounts in thousands, except per share amounts.

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

Year ended January 31, 2004:
Net revenue	$2,708	$2,053	$931	$529	6,221
Gross profit	1,212	761	373	(983)	1,363
Net income (loss)	233	(546)	(230)	(1,441)	(1,984)
Net income (loss) per share:
Basic	$0.02	$(0.04)	$(0.02)	$(0.10)	$(0.15)

Diluted	$0.02	$(0.04)	$(0.02)	$(0.10)	$(0.15)

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

Year ended January 31, 2003:
Net revenue	$3,223	$3,366	$4,059	$2,983	13,631
Gross profit	1,317	1,541	2,188	1,470	6,516
Net income	152	349	866	375	1,742
Net income per share:
Basic	$0.01	$0.03	$0.07	$0.03	$0.14

Diluted	$0.01	$0.03	$0.07	$0.03	$0.14

F 29

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

T. OPERATING SEGMENT INFORMATION

Geographical Information

The table below presents external revenues based on the locations of the customer:

	Fiscal year ended January 31
	2004	2003

Net Revenues:
United States	$5,550	$12,638
Europe	671	993
Total net revenues	$6221	$13,631

Products and Service Revenue

The table below presents external revenues for groups of similar products and services:

	Fiscal year ended January 31
	2004	2003

Net Revenues:
Network adapter cards	$4,701	$11,715
Frame relay network products	523	528
Service and support	997	1,388

Total net revenue	$6,221	$13,631

Supplemental Financial Information

    There were no inter-segment revenues.

F 30

ENTRADA NETWORKS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (In Thousands, except share and per share amounts)

Fiscal year 2004 Segment Financial Information ended January 31, 2004:

We have three operating segments, Rixon Networks, Inc., Sync Research, Inc. and Torrey Pines Networks, Inc.

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Fiscal year ended January 31, 2004

Total Revenues	$4,702	$1,519	$-	6,221

Net Income (loss)	(2,328)	706	(362)	(1,984)

Depreciation and amortization expense	269	52	165	486
Inventory reserve additions	1,096	-	-	1,097
Capital asset additions	4	-	-	4
Total Assets	$2,544	$744	$618	$3,906

Fiscal Year Segment Financial Information ended January 31, 2003:

	Rixon Networks	Sync Research	Torrey Pines Networks	Total

	Fiscal year ended January 31, 2003

Total Revenues	11,718	1,913	-	$13,631

Net income (loss)	1,603	429	(290)	1,742
Depreciation and amortization expense	379	66	161	606
Inventory reserve additions	1,066	(4)	-	1,062
Capital asset additions	15	-	11	26
Total Assets	$5,828	$1,414	$429	$7,671

F 31

MICROTEK SYSTEMS ANNUAL FINANCIAL STATEMENTS

Independent Auditors' Report	F 34
Financial Statements
Balance Sheets	F 35
Statement of Operations	F 36
Statement of Stockholders Equity	F 37
Statement of Cash Flows	F 38
Summary of Accounting Policies	F 39
Notes to Financial statements	F 40

F 32

Independent Auditors’ Report

Microtek Systems, Inc.
Milwaukee, Wisconsin

    We have audited the accompanying balance sheets of Microtek Systems, Inc. as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microtek Systems, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Milwaukee, Wisconsin
July 12, 2004

F 33

Microtek Systems, Inc. Financial statements

Microtek Systems, Inc.
BALANCE SHEETS	December 31,
(In Thousands)	2003	2002

Assets	Audited	Audited
Current assets
Cash and cash equivalents (Note 1)	$274	$224
Accounts receivable, less allowance for
doubtful accounts of $40	599	333
Other receivables	3	4
Inventory	7	52
Prepaid costs and expenses	395	207
Total current assets	1,278	820

Property, plant and equipment
Computer equipment and software	359	317
Furniture and fixtures	99	88
Automobiles	35	23

Total Property, plant and equipment	493	428
Less accumulated depreciation	284	236

Net property and equipment	209	192

Total assets	$1,487	$1,012

Liabilities and Stockholders' Equity
Current liabilities
Note payable, current portion (Note 2)	3	-
Accounts payable	330	212
Accrued expenses	50	33
Deferred revenue	854	455
Total current liabilities	1,237	700

Long-term note payable (Note 2)	10	-

Commitments and contingencies (Notes 3 and 4)	-	-
Stockholders' equity
Common stock	73	73
Retained earnings	167	239

Total stockholders' equity	240	312

Total liabilities and stockholders' equity	$1,487	$1,012

See accompanying summary of accounting policies and notes to financial statements.

F 34

Microtek Systems, Inc.
STATEMENTS OF OPERATIONS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 and 2002
(In Thousands)	Year ended December 31,
	2003	2002

	Audited	Audited
Net revenues
Product	$2,927	$2,688
Service	587	827

Total Net Revenues	3,514	3,515
Cost of revenues
Product	1,743	1,587
Service	237	355

Total Cost of Revenues	1,980	1,942

Gross profit	1,534	1,573

Operating expenses
Marketing	296	290
General and administrative	1,276	1,167

Total operating expenses	1,572	1,457

Operating income (loss)	(38)	116

Other income (expense)
Interest income	-	1
Loss on disposal of fixed assets	-	(50)
Other income	2	7

Net other income (expense)	1	(42)

Net income (loss)	$(36)	$74

See accompanying summary of accounting policies and notes to financial statements.

F 35

Microtek Systems, Inc.
STATEMENT OF RETAINED EARNINGS				Total
(In Thousands except share amounts)				Stock-
	Common Stock(1)		Retained	holders'
	Shares	Amount	Earnings	Equity

Balance, December 31, 2001	100	$73	$515	$588
Distribution to shareholder	-	-	(350)	(350)
Net income	-	-	74	74

Balance, December 31, 2002	100	73	239	312
Distribution to shareholder	-	-	(36)	(36)
Net loss	-	-	(36)	(36)

Balance, December 31, 2003	100	$73	$167	$240

(1) Common stock shares authorized 2,000, no par value.

              See accompanying summary of accounting policies and notes to financial statements

F 36

Microtek Systems, Inc.
STATEMENTS OF CASH FLOW
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 and 2002
(In Thousands)	Year ended December 31,
	2003	2002

Cash flows from operating activities
Net income (loss)	$(36)	$74
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation	48	48
Loss on disposal of assets	-	50
Changes in current assets and liabilities:
Accounts receivable	(266)	(69)
Other receivables	1	(4)
Inventory	46	58
Prepaid costs and expenses	(188)	(40)
Account payable	90	9
Accrued expenses	44	32
Deferred revenue	399	51
Net cash provided by operating activities	138	209

Cash flows from investing activities
Purchase of property, plant and equipment	(52)	(35)
Net cash used in investing activities	(52)	(35)

Cash flows from financing activities
Distribution to shareholder	(36)	(350)
Net cash used in financing activities	(36)	(350)

Net increase (decrease) in cash and cash equivalents	50	(176)
Cash and cash equivalents, beginning of year	224	400

Cash and cash equivalents, end of year	$274	$224

Non-cash investing and financing activities
Equipment purchase financed with notes payable	$13	$-

See accompanying summary of accounting policies and notes to financial statements.

F 37

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands, except per share amounts)

     SUMMARY OF ACCOUNTING POLICIES

Nature of Business
Microtek Systems, Inc. (MSI) is a solutions provider, which includes reselling computer hardware, software and maintenance contracts. In addition, MSI provides technical services and support for the systems MSI installs. Focus is on paper intensive industries (such as insurance) with MSI Document Imaging and Management products. Security products and services are sold to all industries, with a majority of this currently being financial institutions. As computer infrastructure becomes more pervasive, the market is also demanding solutions for system storage and backup.

Method of Accounting	The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents	Cash equivalents represent funds in certificate of deposit accounts with maturities of less than one year.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are uncollateralized customer obligations due under normal trade terms. MSI performs continuing credit evaluations of their customers’ financial condition.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. MSI includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in their overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based upon information available to MSI, management believes the allowance for doubtful accounts as of December 31, 2003 to be adequate.

Inventory	Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method.

Prepaid Costs
Prepaid costs represent MSI’s unexpired portion of maintenance fees. These fees are amortized ratably over the term of the maintenance period, which is typically 12 months. Prepaid costs and expenses on the Balance Sheet include approximately $374 and $190 of prepaid costs at December 31, 2003 and 2002, respectively.

Property and Equipment	Property and equipment are recorded at cost. Depreciation is charged against results of operations utilizing the straight-line method over the following estimated service lives of the related assets.

Classifications	Estimated Useful Lives

Computer equipment and software	5-10 years
Furniture and fixtures	5-10 years
Automobiles	5-10 years

F 38

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands, except per share amounts)

Revenue Recognition and Deferred Revenue
Revenue from product sales and related training services is recognized upon customer acceptance and delivery of the product and as the training services are performed provided that no significant contractual obligations remain. Revenues also include separate maintenance fees whereby MSI provides ongoing customer support and product upgrades. Such fees are reflected as deferred revenue and amortized ratably over the term of the maintenance period, which is typically 12 months. Deferred revenue represents training and consulting services not yet performed and the unexpired portion of maintenance fees.

Shipping and Handling Costs	Shipping and handling costs are included in Cost of Revenues.

Income Taxes
MSI has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code and certain state statutes. Under those provisions, MSI does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on their respective shares of taxable income on their individual income tax returns.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising	Advertising costs are expensed as incurred. Advertising costs of $9.9 and $14 were expensed during 2003 and 2002, respectively.

F 39

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands, except per share amounts)

NOTES TO AUDITED MICROTEK FINANCIAL STATEMENTS

1.	Concentration of Credit Risk
At December 31, 2003, MSI’s cash in banks exceeded the federally insured limit by approximately $260.

MSI had sales to one major customer which approximated 10.4% in 2003 and 11.4% in 2002. The customer accounted for 28.0% of accounts receivable in 2003 and 4.0% in 2002.

2.	Long-Term Debt
MSI has a note payable to a bank, payable in monthly installments of principal and interest of approximately $1, bearing interest at 7% and due in full on January 23, 2005. The note is secured by an automobile of MSI. Maturities of long-term debt are as follows: 2004 - $3; 2005 - $3; 2006 - $3; 2007 - $4.

F 40

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands, except per share amounts)

3.	Leases
MSI leases its office space under a non-cancelable operating lease, which expires in April 2006. MSI is responsible for its apportioned share of real estate taxes, utilities, common area and administrative expenses which is included in their annual base rent. Rent expense for the years ended December 31, 2003 and 2002 was approximately $67 and $69, respectively. Future minimum lease payments are approximately as follows:

Year ending December 31,

2004	$67
2005	68
2006	23
2007	-

$158

4.	Employee Profit Sharing Plan
MSI has a 401(k) plan for all eligible employees. MSI may elect annually to make a discretionary match. MSI contributed approximately $15 and $18 to the plan in matching contributions in 2003 and 2002, respectively.

5.	Subsequent Event
On May 14, 2004, the shareholders of Microtek, Inc, sold 100% of their shares to Torrey Pines Networks, Inc. a subsidiary of Entrada Networks, Inc for approximately $1.2 million in Entrada Networks stock, notes, cash, and other consideration.

F 41

MICROTEK SYSTEMS,  INC. FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2004

A.   ACCOUNTING PERIODS - The Company has prepared the accompanying unaudited financial data of Microtek as of March 31, 2004, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

B.   Microtek Systems, Inc. Financial Statements

Financial Statements
Balance Sheets	F 44
Statement of Operations	F 45
Statement of Cash Flows	F 46
Summary of Accounting Policies	F 47
Notes to Financial statements	F 48

F 42

Microtek Systems, Inc. Financial statements

Microtek Systems, Inc.
BALANCE SHEETS
(In Thousands)	March 31,	December 31,
	2004	2003

Assets	Unaudited	Audited
Current assets
Cash and cash equivalents (Note 1)	$268	$274
Accounts receivable, less allowance for
doubtful accounts of $40	604	599
Other receivables	3	3
Inventory	28	7
Prepaid costs and expenses	337	395

Total current assets	1,240	1,278
Property, plant and equipment
Computer equipment and software	368	359
Furniture and fixtures	100	99
Automobiles	35	35

Total Property, plant and equipment	503	493
Less accumulated depreciation	293	284

Net property and equipment	210	209

Total assets	$1,450	$1,487

Liabilities and Stockholders' Equity
Current liabilities
Note payable, current portion (Note 2)	2	3
Accounts payable	368	330
Accrued expenses	49	50
Deferred revenue	654	854
Total current liabilities	1,073	1,237

Long-term note payable (Note 2)	10	10
Commitments and contingencies (Notes 3)	-	-
Stockholders' equity
Common stock	73	73
Retained earnings	294	167
	367	240

Total stockholders' equity	367	240

Total liabilities and stockholders' equity	$1,450	$1,487

See accompanying summary of accounting policies and notes to financial statements.

F 43

Microtek Systems, Inc.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE QUARTER ENDED MARCH 31, 2004
(In Thousands, except per share amounts)
Quarter Ended March 31, 2004

NET REVENUES
PRODUCT	$744
SERVICES	353

TOTAL NET REVENUES	1,097
COST OF REVENUE
PRODUCT	378
SERVICES	190

TOTAL COST OF REVENUE	568
GROSS PROFIT	529

OPERATING EXPENSES
Selling and marketing	89
General and administrative	315
TOTAL OPERATING EXPENSES	404

INCOME FROM OPERATIONS	125

OTHER CHARGES
Interest expense, net	-
Other income	2
TOTAL OTHER CHARGES	2

NET INCOME	$127

F 44

Microtek Financial Statements
STATEMENT OF CASH FLOW
FOR THE QUARTER ENDED MARCH 31, 2004
(In Thousands)	QUARTER ENDED MARCH 31,
2004

Cash flows from operating activities
Net income	$127
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	9
Changes in current assets and liabilities:
Accounts receivable	(5)
Other receivables	-
Inventory	(21)
Prepaid costs and expenses	58
Account payable	38
Accrued expenses	(1)
Deferred revenue	(200)

Net cash provided by operating activities	5

Cash flows from investing activities
Purchase of property, plant and equipment	(10)

Net cash used in investing activities	(10)

Cash flows from financing activities
Note payable	(1)

Net cash used in financing activities	(1)

Net decrease in cash	(6)
Cash and cash equivalents, beginning of quarter	274

Cash and cash equivalents, end of quarter	$268

See accompanying summary of accounting policies and notes to financial statements.

F 45

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands)

SUMMARY OF ACCOUNTING POLICIES

Nature of Business
Microtek Systems, Inc. (MSI) is a solutions provider, which includes reselling computer hardware, software and maintenance contracts. In addition, MSI provides technical services and support for the systems MSI installs. Focus is on paper intensive industries (such as insurance) with MSI Document Imaging and Management products. Security products and services are sold to all industries, with a majority of this currently being financial institutions. As computer infrastructure becomes more pervasive, the market is also demanding solutions for system storage and backup.

Method of Accounting	The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents	Cash equivalents represent funds in certificate of deposit accounts with maturities of less than one year.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are uncollateralized customer obligations due under normal trade terms. MSI performs continuing credit evaluations of their customers’ financial condition.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. MSI includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in their overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based upon information available to MSI, management believes the allowance for doubtful accounts as of March 31, 2004 to be adequate.

Inventory	Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method.

Prepaid Costs
Prepaid costs represent MSI’s unexpired portion of maintenance fees. These fees are amortized ratably over the term of the maintenance period, which is typically 12 months. Prepaid costs and expenses on the Balance Sheet include approximately $299 of  unexpired maintenance fees at March 31, 2004.

Property and Equipment	Property and equipment are recorded at cost. Depreciation is charged against results of operations utilizing the straight-line method over the following estimated service lives of the related assets.

Classifications	Estimated Useful Lives

Computer equipment and software	5-10 years
Furniture and fixtures	5-10 years
Automobiles	5-10 years

F 46

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands)

Revenue Recognition and Deferred Revenue
Revenue from product sales and related training services is recognized upon customer acceptance and delivery of the product and as the training services are performed provided that no significant contractual obligations remain. Revenues also include separate maintenance fees whereby MSI provides ongoing customer support and product upgrades. Such fees are reflected as deferred revenue and amortized ratably over the term of the maintenance period, which is typically 12 months. Deferred revenue represents training and consulting services not yet performed and the unexpired portion of maintenance fees.

Shipping and Handling Costs	Shipping and handling costs are included in Cost of Revenues.

Income Taxes
Before its acquisition, MSI had elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code and certain state statutes. Under those provisions, MSI does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholders are liable for federal and state income taxes on their respective shares of taxable income on their individual income tax returns.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising	Advertising costs are expensed as incurred. Advertising costs of $3 were expensed during the first quarter ended March 31, 2004.

F 47

MICROTEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS (In thousands)

NOTES TO  MICROTEK FINANCIAL STATEMENTS

1.	Concentration of Credit Risk
At March 31, 2004, MSI’s cash in banks exceeded the federally insured limit by approximately $156.

MSI had revenues from 2 major customers of 16.29% and 19.01% for the quarter ended March 31, 2004.
For accounts receivable,  2 customers for the quarter ended March 31, 2004 accounted for 13.57% and 16.71%

2.	Long-Term Debt
MSI has a note payable to a bank, payable in monthly installments of principal and interest of approximately $1, bearing interest at 7% and due in full on January 23, 2005. The note is secured by an automobile of MSI. Maturities of long-term debt are as follows: 2004 - $3; 2005 - $3; 2006 - $3; 2007 - $4.

3.	Employee Profit Sharing Plan
MSI has a 401(k) plan for all eligible employees. MSI may elect annually to make a discretionary match. MSI contributed approximately $3 to the plan in matching contributions in the first quarter ended March 31, 2004.

4	Subsequent Event
On May 14, 2004, the shareholders of Microtek, Inc, sold 100% of their shares to Torrey Pines Networks, Inc. a subsidiary of Entrada Networks, Inc for approximately $1.2 million in Entrada Networks stock, notes, cash, and other consideration.

F 48

MICROTEK SYSTEMS AND ENTRADA NETWORKS PRO FORMA FINANCIAL STATEMENTS

    On May 14, 2004, Torrey Pines Networks, the Company’s subsidiary, acquired Microtek Systems, Inc. (Microtek), a leading provider of security, digital imaging, information infrastructures and storage solutions. Microtek was privately held and is based in Milwaukee, Wisconsin. Under the terms of this acquisition, we acquired all of the issued capital stock of Microtek for $750,000 in cash, $150,000 in promissory notes, 1,302,083 shares of our common stock and other consideration.

    Microtek is built on core competencies of engineering strength, proprietary software and service quality to offer highly specialized services in consulting, assessment, and solutions to challenges in security, digital imaging, storage, and information infrastructures. It has an installed customer base across financial, healthcare and insurance sectors, particularly among clients in the mid-west. Microtek showed revenues of approximately $3.3 million for the twelve months ended December 31, 2003. It is headquartered in Milwaukee, Wisconsin and currently has seventeen employees.

    These unaudited pro forma condensed consolidated financial statements should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Entrada Networks, Inc., a Delaware corporation (Entrada) filed in our annual report on form 10-K for the year ended January 31, 2004.

    The following unaudited pro forma consolidated financial statements are based upon the respective historical financial statements and notes thereto of both Entrada and Microtek. The following Pro Forma Consolidated Statement of Operations for the three months ended April 30, 2004 and year ended January 31, 2004, respectively, present unaudited pro forma operating results for Entrada as if the purchase of Microtek had occurred as of the beginning of the periods presented. The following Pro Forma Consolidated Balance Sheet presents the unaudited pro forma financial condition of Entrada as if the purchase had occurred as of April 30, 2004. The unaudited pro forma adjustments are described in the accompanying notes. The carrying values of Microtek’s net assets are equal to their fair values for purposes of these unaudited pro forma financial statements, unless indicated otherwise in the accompanying notes.

    The unaudited pro forma financial information presented does not consider any future events, which may occur after the purchase. The unaudited pro forma financial information presented does not attempt to quantify any operating expense synergies or cost reductions of the consolidated operations of Entrada, its subsidiaries and Microtek that may or may not be realized after the purchase. The unaudited pro forma financial information does not consider the incremental expense, capital or conversion costs, which may be incurred as a result of the acquisition.

    THE UNAUDITED PRO FORMA FINANCIAL INFORMATION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS OR FINANCIAL POSITION THAT WOULD HAVE OCCURRED HAD THE ACQUISITION BEEN CONSUMMATED AT THE DATES INDICATED, NOR IS IT NECESSARILY INDICATIVE OF FUTURE OPERATING RESULTS OR FINANCIAL POSITION OF THE CONSOLIDATED COMPANIES FOLLOWING THE ACQUISITION.

     CONSOLIDATED CONDENSED PRO FORMA BALANCE SHEETS

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED CONDENSED PRO FORMA BALANCE SHEETS
(In Thousands)
	Entrada	Microtek
	April 30, 2004	March 31, 2004	Adjustments	Pro Forma

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$178	$268	$-	$446
Accounts receivable, net	287	607		894
Inventory, net	2,251	28		2,279
Prepaid expenses and other current assets	269	337		606

TOTAL CURRENT ASSETS	2,985	1,240		4,225
PROPERTY AND EQUIPMENT, NET	505	210		715
OTHER ASSETS
Deposits	43			43
Intangible assets			735(4)	735

TOTAL OTHER ASSETS	43	-	735	778
TOTAL ASSETS	$3,533	$1,450	$7365	$5,718

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt
Bank	$123	$12	$-	$135
Other	457		(274)(3)	1,083
			900(3)

Total Short Term Debt	580	12	626	1,218
Accounts payable	210	368		578
Other current and accrued liabilities	600	703		1,303

TOTAL LIABILITIES	1,390	1,083	626	3,099
STOCKHOLDERS' EQUITY
Common stock, $.001 par value; 50,000 shares authorized; 13,901
shares issued and outstanding at January 31, 2004;	13		1(1)	14
Treasury Stock	(102)			(102)
Additional paid-in capital	52,057	73	249(1)	52,671
			(73) (2)
			365(3)
Accumulated deficit	(49,825)	294	(294)(2)	(49,964)
			(139)(5)

TOTAL STOCKHOLDERS' EQUITY	2,143	367	109	2,619
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,533	$1,450	$735	$5,718

    (1) Recognizes $250 or 1,302,083 shares of Entrada stock issued under the terms of the Stock Purchase Agreement dated May 14, 2004.

    (2) Adjustment to Microtek equity to recognize the net book value for the purchase accounting of Microtek.

    (3) Adjustment to record $900 in loans of which $750 of the $1 million bridge loan at 24% per annum due January 29, 2005, the proceeds of which were used to fund the cash component of the purchase price and the $150 loan due in four equal installments of principal, together with interest on the unpaid balance at the rate of 6%, on November 14, 2004, and May 14, 2005, November 14, 2005 and May 14, 2006 and to record $365 of the relative fair value for the 5,000,000 bridge loan warrants attached to the bridge loan determinded using the Black-Scholes model .  The Company anticipates retiring the bridge loan with the proceeds from the sale of the Company’s stock upon the effectiveness of a Registration Statement on Form SB-2/A filed on June 1, 2004.

    (4) The Microtek acquisition has been accounted for under the purchase method pursuant to the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations. Accordingly, the identifiable net tangible assets acquired and liabilities assumed were recognized at their estimated fair values as of the date of the combination. The pro forma adjustments herein are based on management’s preliminary estimates of fair value. The final allocation of the purchase price, when completed, may differ materially from the preliminary purchase price allocation herein. The Company has recorded the excess of the purchase price of $1.2 million over the fair value of the assets purchased of $1.5 million and liabilities assumed of  $1.1 million as an intangible asset.

    (5) Pro forma adjustment for interest  expense for the $900 in notes issued in connection with the purchase.

F 49

     PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE QUARTER ENDED APRIL 30, 2004

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE QUARTER ENDED APRIL 30, 2004
(In Thousands, except per share amounts)	Entrada	Microtek
	Quarter Ended April 30	Quarter Ended March 31	Adjustments	Proforma

	2004	2004

NET REVENUES
PRODUCT	$205	$744	$-	$949
SERVICES	175	353		528

TOTAL NET REVENUES	380	1,097		1,477
COST OF REVENUE
PRODUCT	272	378		650
SERVICES	66	190		256

TOTAL COST OF REVENUE	338	568		906

GROSS PROFIT	42	529		571

OPERATING EXPENSES
Selling and marketing	78	89		167
Engineering, research and development	240	-		240
General and administrative	403	315		718

TOTAL OPERATING EXPENSES	721	404		1,125

INCOME (LOSS) FROM OPERATIONS	(679)	125		(554)

OTHER CHARGES/ INCOME
Interest expense, net	(59)	-	(139)(2)	(198)
Other income	-	2		2

TOTAL OTHER CHARGES/ INCOME	(59)	2	(139)	(196)

NET INCOME (LOSS)	$(738)	$127	(139)	$(750)

INCOME (LOSS) PER COMMON SHARE :
BASIC AND DILUTED
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,901		1,302(1)	15,203
NET INCOME (LOSS) PER COMMON SHARE:
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.05)	$-	$-	$(0.05)

    (1) Shares issued per the Microtek Stock Purchase Agreement dated May 14, 2004

    (2) Pro forma adjustment for interest expense for the $900 in notes issued in connection with the purchase.

F 50

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

ENTRADA NETWORKS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2004
(In Thousands, except per share amounts)	Entrada	Microtek
	Year Ended January 31	Year Ended December 31	Adjustments	Pro forma

	2004	2003
NET REVENUES
PRODUCT	$5,224	$2,927	$-	$8,151
SERVICES	997	587		1,584

TOTAL NET REVENUES	6,221	3,514		9,545
COST OF REVENUE
PRODUCT	4,532	1,743		6,275
SERVICES	326	237		563

TOTAL COST OF REVENUE	4,858	1,980		6,648

GROSS PROFIT	1,363	1,534		2,897

OPERATING EXPENSES
Selling and marketing	456	296		752
Engineering, research and development	1,150	-		1,150
General and administrative	1,457	1,276		2,733
Other operating expenses	341	-		341

TOTAL OPERATING EXPENSES	3,404	1,572		4,976

LOSS FROM OPERATIONS	(2,041)	(38)		(2,079)

OTHER CHARGES/ INCOME
Interest expense, net	(14)	-	(554)(2)	(568)
Other income	71	2		73

TOTAL OTHER CHARGES/ INCOME	57	2	(554)	(495)

NET LOSS	$(1,984)	$(36)	$(554)	$(2,574)

LOSS PER COMMON SHARE :
BASIC AND DILUTED
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	13,528		1,302(1)	14,830
NET LOSS PER COMMON SHARE:
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.15)	$-	$-	$(0.17)

(1) Shares issued per the Microtek Stock Purchase Agreement dated May 14, 2004
(2) Pro forma adjustment for interest  expense for the $900 in notes issued in connection with the purchase.

F 51

____________________________________
____________________________________

We have not authorized any dealer, sales person or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information.

This prospectus is not an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction where it is unlawful.

The information contained in this prospectus is current as of August 5, 2004

_______________________________________
_______________________________________

_______________________________
_______________________________

14,500,000 Shares
ENTRADA NETWORKS, INC.

Common Stock

_______________
PROSPECTUS
_______________
_____, 2004
______________________________
______________________________

101

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant’s Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The bylaws of the Registrant require the Registrant to indemnify any person who was or is a party or is threatened to be made a party to any proceeding, by reason of the fact that such person was or is a director or officer of the Registrant or that, being or having been such a director or officer of the Registrant, such person is or was serving at the request of the Registrant as a director, officer, employee or agent of another business entity, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant may also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Such indemnification is mandatory under the Registrant’s by-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the shareholders.

The Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his or her conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Delaware law further provides that indemnification shall be provided if the party in question is successful on the merits otherwise. In addition, the Delaware General Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

The Registrant maintains a directors and officers liability insurance policy.

102

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The registrant estimates expenses in connection with the offering described in this Registration Statement will be as follows:

Item	Amount

Securities and Exchange Commission Registration Fee	$ 220.46
Printing and Engraving Expenses	$ 5,000.00
Accountants' Fees and Expenses	$ 15,000.00
Legal Fees and Expenses	$ 15,000.00
Miscellaneous	$ 1,000.00

Total	$ 36,220.46

EXHIBITS

Exhibit Number Description of Document

3.1     Certificate of Amendment of Amended and Restated Certificate of Incorporation dated June 25, 1999 - (B)
3.2     By-Laws of Registrant - (C)
4.1     Series A Preferred Stock Certificate of Designation dated May 11, 2000 - (D)
4.2     Certificate of Amendment to the Certificate of Incorporation dated August 31, 2000 (E)
4.6     Amended and Restated 1996 Non-Executive Stock Option Plan (amended as of August 21, 1998) – (G)
4.7     2000 Stock Incentive Plan dated October 12, 2000 – (H)
4.8     Securities Purchase Agreement dated January 15, 2002-(K)
4.9     Stock Purchase Agreement dated November 25, 2003 (M)
4.10    First Amendment to Stock Purchase Agreement dated March 8, 2004 filed (O)
4.11   Stock Purchase Agreement with Trilogy Investment Fund I, LLC dated April 26, 2004 (R)
4.12   Stock Purchase Agreement with SBI Brightline IV, LLC dated May 14, 2004 (R)
4.13   Registration Rights Agreement with James Dziak dated May 14, 2004 (R)
5     Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP, filed herewith.
10.1   401(k) Plan – (I)
10.5   American Industrial Real Estate Association Standard Industrial/ Commercial Single Tenant Lease, Net for 12 Morgan, Irvine, CA dated July 19, 1999 - (J)
10.7   Form of Non-competition agreement between Entrada and Sorrento Networks Corporation dated August 30, 2000 (P)
10.8   Silicon Valley Bank Subordination Agreement dated January 22, 2002 (P)
10.9   Form of Employment Agreement Between Entrada and Kanwar J.S. Chadha dated May 10, 2001 (P)
10.10   Form of Employment Agreement Between Entrada and Davinder Sethi dated June 15, 2002 (Q)
10.11   Silicon Valley Bank Amendment to Loan Agreement dated March 20, 2003 (R)
10.12   Amendment to Employment Agreement for Kanwar J. S. Chadha dated April 30, 2004 (R)
10.13   Limited Waiver and Amendment to Loan Documents dated April 19, 2004 (R)
10.14   Stock Purchase Agreement with James Dziak dated May 14, 2004 (R)
21    Subsidiaries of the Registrant
23.1   Consent of BDO Seidman, LLP filed herewith.
23.2   Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP, included in Exhibit 5.
29     Power of Attorney (included on signature page).

________________

The foregoing are incorporated by reference from the Registrant’s filings as indicated:
A     Form S-4/A filed August 3, 2000.
B     Form 10-Q for the fiscal quarter ended June 30, 1999, filed August 16, 1999.
C     Form 10-K for the year ended December 31, 1999, filed March 24, 2000.
D     Form 8-K filed May 19, 2000.
E     Form 10-K for the year ended January 31, 2001, filed May 4, 2001.
F     Form 10-Q for the fiscal quarter ended September 30, 1996, filed November 14, 1996.
G     Form 10-Q for the fiscal quarter ended September 30, 1998, filed November 16, 1998.
H     Form 14C filed November 6, 2000.
I       Form S-1, as amended, which became effective on November 9, 1995.
J      Form 10-Q for the fiscal quarter ended September 30, 1999, filed November 15, 1999.
K     Form 8-K filed January 25, 2002
L            Form S-8 filed December 14, 2000
M     Form 8-K filed November 25, 2003
N     Form 8-K filed February 6, 2004
O     Form SB-2/A1 filed March 9, 2003
P            Form 10-K for the year ended January 31, 2004
Q     From 10-Q for the fiscal quarter ended October 31, 2002 filed November 29, 2002.
R           Form SB-2 A/2 filed June 1, 2004

103

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities Act of 1933 and is therefore unenforceable.

104

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 12th day of August 2004.

ENTRADA NETWORKS, INC.

By: /s/ Kanwar J.S. Chadha

Kanwar J.S. Chadha, Ph.D.,
Chief Executive Officer

105

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kanwar J.S. Chadha, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his her name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date
By: /s/ Kanwar J.S. Chadha	Chairman, President, Director,	August 12, 2004

Kanwar J.S. Chadha, Ph.D.	Chief Executive Officer

By: /s/ Leonard Hecht	Director	August 12, 2004

Leonard Hecht

By: /s/ Rohit Phansalkar	Director	August 12, 2004

Rohit Phansalkar

By: /s/ Davinder Sethi	Vice Chairman, CFO,	August 12, 2004

Davinder Sethi, Ph.D.	Principal Accounting Officer,
Director

By:	Director	August 12, 2004

Raymond Ngan

106